Registration Number 333-_______


                     U.S. Securities And Exchange Commission
                             Washington, D.C. 20549


                                    Form SB-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             PYR ENERGY CORPORATION
                             ----------------------
                 (Name of small business issuer in its charter)

          Delaware                          1330                 95-4580642
          --------                          ----                 ----------
  (State or jurisdiction of     (Primary Standard Industrial  (I.R.S. Employer
incorporation or organization)   Classification Code Number) Identification No.)

1675 Broadway, Suite 1150, Denver, CO 80202; (303) 825-3748
-----------------------------------------------------------
(Address and telephone number of principal executive offices)

1675 Broadway, Suite 1150, Denver, CO 80202; (303) 825-3748
-----------------------------------------------------------
(Address of principal place of business or intended principal place of business)

                                 With a copy to:
                             Alan L. Talesnick, Esq.
                             Francis B. Barron, Esq.
                                Patton Boggs LLP
                               1660 Lincoln Street
                                   Suite 1900
                             Denver, Colorado 80264
                                 (303) 830-1776

                D. Scott Singdahlsen, 1675 Broadway, Suite 1150,
                        Denver, CO 80202; (303) 825-3748
                        --------------------------------
           (Name, address and telephone number of agent for service)

Approximate date of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]



                              CALCULATION OF REGISTRATION FEE
                              -------------------------------

Title of each class                 Proposed maximum    Proposed maximum
of securities to be   Amount to be  offering price per  Aggregate offering   Amount of
registered            registered    unit                Price                registration fee
---------------------------------------------------------------------------------------------

Common Stock           4,593,866      $2.34375 (1)         $10,766,873          $2,994

Common Stock that
may be issued upon
exercise of warrants
to purchase Common
Stock                    437,500         $2.50              $1,093,750            $304

TOTAL                  5,031,366                           $11,860,623          $3,298

---------------------------------------------------------------------------------------------


(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 based on the average of the high and low prices of the Company's Common Stock on the OTC Bulletin Board on June 16, 1999, which is within five business days of the date of filing (June 21, 1999)


The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.




     The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                         PROSPECTUS DATED JUNE 21, 1999
                              SUBJECT TO COMPLETION

                                                             SELLING STOCKHOLDER
                                                                      PROSPECTUS

                             PYR ENERGY CORPORATION
                        5,031,366 Shares Of Common Stock


     This Prospectus relates to the transfer of up to 5,031,366 shares of Common Stock of PYR Energy Corporation by the selling stockholders identified in this Prospectus. The Company will not receive any of the proceeds from the sale of these shares by the selling stockholders. The Company will receive proceeds from the exercise, if any, of warrants to purchase common stock held by all but one of the selling stockholders. The shares consist of the following:

     o 4,375,000 shares that were purchased by selling stockholders in a private placement transaction pursuant to exemptions from federal and state registration requirements.

     o Up to 437,500 shares that may be issued to selling stockholders when they exercise warrants to purchase Common Stock that were purchased in the same private placement transaction as the 4,375,000 shares described in the preceding sentence.

     o 218,866 shares of Common Stock that were issued to a selling stockholder as part of the purchase price paid by the Company for working interests in three oil and gas exploration prospects.

     The selling stockholders have not entered into any underwriting arrangements. The prices at which the selling stockholders sell the Common Stock may be the market prices prevailing at the time of transfer, prices related to the prevailing market prices, or negotiated prices. Brokerage fees or commissions may be paid by the selling stockholders in connection with sales of the Common Stock.

     The Company's Common Stock is quoted on the OTC Bulletin Board under the symbol "PYRX". On June 17, 1999, the closing price of the Common Stock was $2.031 per share.

     Investing in the Common Stock involves certain risks. See the "RISK FACTORS" section beginning on page 4.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                  The date of this prospectus is June __, 1999

                               PROSPECTUS SUMMARY

     The following summary highlights information contained in this prospectus. It may not be complete and may not contain all the information that you should consider before investing in the Common Stock. You should read this entire prospectus carefully, including the "RISK FACTORS" section, the financial statements and the notes to the financial statements.


The Company    The Company is an independent exploration company that applies advanced three-dimensional ("3-D") seismic and computer aided exploration technology to systematically explore for and exploit onshore domestic natural gas and oil accumulations in the western
               United States. The Company's exploration activities are primarily focused on the southern San Joaquin Basin of California. The
               Company does not own any producing or proved oil or gas properties, and no oil or gas pro the Company. See below, "BUSINESS AND PROPERTIES".

Recent
Developments   During fiscal 1998, the Company and other working interest owners commenced drilling on the Company's first two test wells: the Bellevue #1-17 on the Company's East Lost Hills prospect, which commenced drilling in May 1998, and the Federal #67X-30, on the Company's School Road prospect, which commenced drilling in July
               1998. The School Road test well was plugged and abandoned on September 18, 1998, although the Company is evaluating the results in order to determine a possibilities at its School Road acreage.

               On November 23, 1998, the East Lost Hills prospect well suffered a blowout after reaching a depth of approximately 17,600 feet out of a targeted total depth of 19,000 feet. The operator of the well, Bellevue Resources, Inc., a subsidiary of Elk Point Resources, Ltd., worked with well control experts to contain the well blowout. Surface containment facilities had been installed, and all liquid and gas production from the well were contained and transported to processin well began drilling on December 18, 1998. The relief well was drilled to 16,668 feet, where it intersected the original well bore. On May 29, 1999, the original well bore was killed by pumping heavy mud and cement into the well bore. The original well bore has been plugged back and abandoned, and the relief well will be used to sidetrack a replacement well into the targeted Trembler Zone. It is anticipated that the drilling of the replacement well will be completed BUSINESS AND PROPERTIES--Southern San Joaquin Basin, California".

               In May 1999, the Company issued 4,375,000 shares of Common Stock as well as warrants to purchase up to an aggregate of 437,500 shares of Common Stock in a private placement. This prospectus will be used by selling stockholders to sell the Common Stock that they received in the private placement or that they may receive upon exercise of the warrants.

               In April 1999, the Company entered into an agreement to acquire an interest in approximately 20,100 gross acres, and participate in drilling three additional deep exploration projects, in the San Joaquin Basin of California. These three projects are in addition to the deep Temblor exploration program initiated by the recent drilling at East Lost Hills, and all are located outside the East Lost Hills joint venture area. The first exploration well in the program began d paid $656,000 and issued 218,866 shares of Common Stock in connection with this acquisition. This prospectus will be used by the seller of those interests to sell the 218,866 shares. See "BUSINESS AND PROPERTIES--Southern San Joaquin Basin, California".

               In October and November 1998, the Company issued $2.5 million of convertible promissory notes in a private placement. These notes were converted into the Company's Series A convertible preferred stock in April 1999. The Series A preferred stock is convertible into Common Stock. Also in October 1998, the Company issued 266,666 shares of Common Stock in exchange for oil and gas leases and seismic data.

The Offering   The selling stockholders may sell a total of 5,031,366 shares of
               Common Stock. These shares consist of the following:

                    o 4,375,000 shares that were purchased by selling stockholders in a private placement transaction pursuant to exemptions from federal and state registration requirements.

                    o Up to 437,500 shares that may be issued to selling stockholders when they exercise warrants to purchase Common Stock that were purchased in the same private placement transaction described in the preceding sentence.

                    o 218,866 shares of Common Stock that were issued to a selling stockholder as part of the purchase price paid by the Company for working interests in three oil and gas exploration prospects.

               The Common Stock may be sold at market prices or other negotiated prices. The selling stockholders have not entered into any underwriting arrangements for the sale of the shares. See, "SELLING STOCKHOLDERS AND PLAN OF DISTRIBUTION".

               The Company will not receive any proceeds from the sale of Common Stock by the selling stockholders. The Company will receive proceeds of $2.50 per share upon the exercise, if any, by selling stockholders of warrants to purchase up to 437,500 shares of Common Stock.

Company
Offices The Company's offices are located at 1675 Broadway, Suite 1150, Denver, Colorado 80202, telephone number (303) 825-3748.

                                  RISK FACTORS

     THE PURCHASE OF SHARES OF COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. BEFORE PURCHASING COMMON STOCK, YOU SHOULD READ THIS ENTIRE PROSPECTUS AND CONSIDER THE FOLLOWING FACTORS CONCERNING THE COMPANY IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS.

Start-Up Nature Of The Company's Oil And Gas Business; No Profits

     The Company was formed in 1996 and has not had any profit from operations. The development of the Company's business will require substantial expenditures. The Company's future financial results will depend primarily on its ability to locate oil and gas and other hydrocarbons economically in commercial quantities, on its ability to provide drilling site and target depth recommendations resulting in profitable productive wells, and on the market prices for oil and natural gas. There can be no assurance that the Company will achieve or sustain profitability or positive cash flows from its operating activities.

Oil And Gas Prices

     Even if the Company is able to discover or acquire oil and gas production, of which there is no assurance, the Company's revenues, profitability and liquidity will be highly dependent upon prevailing prices for oil and natural gas. Oil and gas prices can be extremely volatile and in recent years have been depressed by excess total domestic and imported supplies. There can be no assurance that current price levels can be sustained. Prices also are affected by actions of state and local agencies, the United States and foreign governments, and international cartels. These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of oil and natural gas. Any substantial or extended decline in the price of oil and/or natural gas would have a material adverse effect on the Company's financial condition and results of operations, including as a result of reduced cash flow and borrowing capacity. All of these factors are beyond the control of the Company.

Marketability Of Production

     Sales of oil and natural gas are seasonal in nature, leading to substantial differences in cash flow at various times throughout the year. The marketability of the Company's gas production, if any, will depend in part upon the availability, proximity and capacity of gas gathering systems, pipelines and processing facilities. Federal and state regulation of oil and gas production and transportation, general economic conditions, changes in supply and changes in demand all could negatively affect the Company's ability to produce and market oil and natural gas. If market factors were to change dramatically, the financial impact on the Company could be substantial because the Company would incur expenses without receiving revenues from sales of production. The availability of markets and the volatility of product prices are beyond the control of the Company and represent a significant risk to the Company.

Reliance On Industry Participants

     The Company attempts to limit financial exposure on a project-by-project basis by forming industry alliances where the Company's technical expertise can be complemented with the financial resources and operating expertise of established companies. If the Company were not able to form these industry alliances, the Company's ability to fully implement its business plan could be limited. This will have a material, negative effect on the Company's business, financial condition and results of operations.

Non-Operator Status

     The Company focuses primarily on providing 3-D imaging and analysis and relies upon other project participants to provide and complete all other project operations and responsibilities including operating, drilling, marketing and project administration. As a result, the Company has only a limited ability to exercise control over a significant portion of a project's operations or the associated costs of those operations. The success of a project is dependent upon a number of factors that are outside of the Company's area of expertise and project responsibilities. These factors include: (1) the availability of favorable term leases and required permitting for projects, (2) the availability of future capital resources by the Company and the other participants for the purchasing of leases and the drilling of wells, (3) the approval of other participants to the purchasing of leases and the drilling of wells on the projects, and (4) the economic conditions at the time of drilling, including the prevailing and anticipated prices for oil and gas. The Company's reliance on other project participants and its limited ability to directly control certain project costs could have a material negative effect on the Company's receipt of expected rates of return on the Company's investment in certain projects.

Ability To Discover Reserves

     The Company's future success is dependent upon its ability to economically locate oil and gas reserves in commercial quantities. Except to the extent that the Company acquires properties containing proved reserves or conducts successful exploration and development activities, or both, the proved reserves of the Company, if any, will decline as reserves are produced. The Company's ability to locate reserves is dependent upon a number of factors, including its participation in multiple exploration projects and its technological capability to locate oil and gas in commercial quantities. No assurances can be given that the Company will have the opportunity to participate in projects that economically produce commercial quantities of hydrocarbons in amounts necessary to meet its business plan or that the projects in which it elects to participate will be successful. There can be no assurance that the Company's planned projects will result in significant reserves or that the Company will have future success in drilling productive wells at low reserve replacement costs. The Company has not yet established any oil and gas production, and has not booked any proved reserves.

Substantial Capital Requirements; Lack of Operating Revenue

     In order to continue its oil and gas exploration plans fully, the Company anticipates that it will need additional funding. In May 1999, the Company closed a private placement resulting in a capital infusion of $7,000,000 from some of the selling stockholders. Although management believes that these funds provide the Company with adequate short term capital, the Company does not have a steady source of revenue to provide funding to sustain operations. There is no assurance that the Company will be able to obtain a reliable source of revenue to sustain its operations.

Risk Of Exploratory Drilling Activities

     Exploration for oil and natural gas is a speculative business involving a high degree of risk, including the risk that no commercially productive oil and gas reservoirs will be encountered. The cost of drilling, completing and operating wells is often uncertain and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors. These include unexpected formation and drilling conditions, pressure or other irregularities in formations, equipment failures or accidents, as well as weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment. There is no assurance that the expenditures made by the Company on its oil and natural gas properties will result in discoveries of oil or natural gas in commercial quantities. Some or all of its test wells, as a consequence, may not ultimately be developed into producing wells and may be abandoned. If this is the case, the Company will have incurred expenses for the abandoned well without receiving any revenues from that well.

General Risks Of Oil And Gas Operations

     The nature of the oil and gas business involves a variety of risks. These include the risks of operating hazards such as fires, explosions, cratering, blowouts, such as the blowout at the exploratory well in which the Company has an interest in East Lost Hills, and encountering formations with abnormal pressures. The occurrence of any of these risks could result in losses to the Company. The Company expects to maintain insurance against some, but not all, of these risks in amounts that management believes to be reasonable in accordance with customary industry practices. The occurrence of a significant event, however, that is not fully insured could have a material adverse effect on the Company's financial position. See "BUSINESS AND PROPERTIES--Significant Properties--Southern San Joaquin Basin, California" for information concerning the blowout at the East Lost Hills exploratory well.

Competition

     The Company competes in the areas of oil and gas exploration with other companies. Many of these competitors may have substantially larger financial and other resources than the Company. From time to time, there may be competition for, and shortage of, exploration, drilling and production equipment. These shortages could lead to an increase in costs and to delays in operations that could have a material adverse effect on the Company. The Company may therefore not be able to acquire desirable properties or equipment required to develop its properties. Problems of this nature also could prevent the Company from producing any oil and natural gas it discovers at the rate it desires to do so.

Technology Changes

     The oil and gas industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies. As new technologies develop, the Company may be placed at a competitive disadvantage, and competitive pressures may force the Company to implement those new technologies at a substantial cost to the Company. If other oil and gas finding companies implement new technologies before the Company, those companies may be able to provide enhanced capabilities and superior quality compared with what the Company is able to provide. There can be no assurance that the Company will be able to respond to these competitive pressures and implement new technologies on a timely basis or at an acceptable cost. One or more of the technologies currently utilized by the Company or implemented in the future may become obsolete. If this occurs, the Company's business, financial condition and results of operations could be materially adversely affected. If the Company is unable to utilize the most advanced commercially available technology, the Company's business, financial condition and results of operations could be materially and adversely affected.

Government Regulations And Environmental Risks

     The production and sale of oil and gas are subject to a variety of federal, state and local government regulations, including regulations concerning the prevention of waste, the discharge of materials into the environment, the conservation of oil and natural gas, pollution, permits for drilling operations, drilling bonds, reports concerning operations, the spacing of wells, the unitization and pooling of properties, and various other matters including taxes. Many jurisdictions have at various times imposed limitations on the production of oil and gas by restricting the rate of flow for oil and gas wells below their actual capacity to produce. Although the Company intends to be in compliance with applicable environmental and other government laws and regulations, there can be no assurance that significant costs for compliance will not be incurred in the future. The recent blowout of the East Lost Hills exploratory well in which the Company has an interest raises a number of these risks. Although the Company currently believes that costs related to the blowout and the release of potential pollutants into the atmosphere are covered by insurance, there is no assurance that this is the case. See "BUSINESS AND PROPERTIES--Significant Properties--Southern San Joaquin Basin, California".

Variability Of Operating Results

     As a start up company in the oil and gas industry, the Company's operating results may vary significantly during any financial period. These variations may be caused by significant periods of time between each of the Company's discoveries and developments, if any, of oil or natural gas properties in commercial quantities. These variations also may be caused by the volatility associated with oil and gas prices. See "--Oil And Gas Prices" and "--Marketability Of Production".

Risks Associated With Management Of Growth

     Because of its small size, the Company desires to grow rapidly in order to achieve certain economies of scale. Although there is no assurance that this rapid growth will occur, to the extent that it does occur it will place a significant strain on the Company's financial, technical, operational and administrative resources. As the Company expands its activities and increases the number of projects it is evaluating or in which it is participating, there will be additional demands on the Company' financial, technical and administrative resources. The failure to continue to upgrade the Company's technical, administrative, operating and financial control systems or the occurrence of unexpected expansion difficulties, including the recruitment and retention of geoscientists and engineers, could have a material adverse effect on the Company's business, financial condition and results of operations.

Dependence On Key Personnel

     The Company will be highly dependent on the services of D. Scott Singdahlsen and its other geological and geophysical staff members. The loss of the services of any of them could have a material adverse effect on the Company. The Company does not have an employment contract with Mr. Singdahlsen or any other employee.

Concentration Of Risks; Lack Of Diverse Business Operations

     The Company currently is pursuing only the oil and gas exploration business. Although the Company is pursuing other oil and gas projects, it is concentrating the majority of its initial oil and gas exploration efforts on approximately 91,500 gross and 42,600 net exploratory acres in the San Joaquin Basin. Although the Company is involved in nine separate and distinct projects in the San Joaquin Basin, the Company's exploration efforts are concentrated in this same general area and this lack of diverse business operations subjects the Company to a certain degree of concentration of risks. The future success of the Company may be dependent upon its success in discovering and developing oil and gas in commercial quantities on its San Joaquin properties and upon the general economic success of the oil and gas industry.

Inactive Trading Of The Common Stock; Possible Volatility Of Stock Price

     There may be no ready market for the Common Stock and an investor cannot expect to liquidate his investment regardless of the necessity of doing so. Investors should recognize the illiquidity of an investment in this Offering. Historically, there has been an extremely limited public market for the Common

Stock. There is no assurance that the market will be sustained or will expand. See "INACTIVE TRADING OF THE COMMON STOCK". The prices of the Company's securities are highly volatile. Due to the low price of the securities, many brokerage firms may not effect transactions and may not deal with low priced securities as it may not be economical for them to do so. This could have an adverse effect on developing and sustaining the market for the Company's securities. In addition, there is no assurance that an investor will be in a position to borrow funds using the Company's securities as collateral.

     For the foreseeable future, trading in the Company's securities, if any, will occur in the over-the-counter market and the securities will be quoted on the OTC Bulletin Board. The closing price for the Common Stock on June 17, 1999 was $2.031. The Company does not anticipate that its Common Stock will qualify for listing on the NASDAQ Stock market in the near future. A holder of the Company's securities may be unable to sell its securities when it wishes to do so, if at all. In addition, the free transferability of these securities will be dependent on the securities laws of the various states in which it is proposed these securities be traded.

Penny Stock Regulation

     The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Generally, penny stocks are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). If the Company's shares are traded for less than $5 per share as they currently are, the shares will be subject to the SEC's penny stock rules unless
(1) the Company's net tangible assets exceed $5,000,000 during the Company's first three years of continuous operations or $2,000,000 after the Company's first three years of continuous operations; or (2) the Company has had average revenue of at least $6,000,000 for the last three years. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prescribed by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. As long as the Company's Common Stock is subject to the penny stock rules, the holders of the Common Stock may find it difficult to sell the Common Stock of the Company. As a result of the Company's May 1999 private placement and the April 1999 conversion of convertible promissory notes into convertible preferred stock, the Company's net tangible assets will be significantly in excess of the amount needed to be exempt from the definition of "penny stocks". Accordingly, upon presentation of an updated balance sheet showing the private placement funding, the Company's common stock will no longer be defined as a "penny stock". Therefore, open market transactions in the stock will not be subject to the brokers' sales practice requirements for low-priced securities.

                           PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is traded in the over-the-counter market and has been quoted on the OTC Bulletin Board since November 1996. Effective as of November 12, 1997, the Company's trading symbol was changed from "MRVI" to "PYRX".

     The table below presents the range of high and low sales prices for the Company's Common Stock during each of the quarters indicated. These quotations were obtained from brokers who make a market in the Company's Common Stock and reflect interdealer prices, without retail mark up, mark down or commission, and may not represent actual transactions.

                                                Sales Prices
                                                ------------
       Quarter Ended                        High             Low
       -------------                        ----             ---

     November 30, 1996                      .125            .12
     February 28, 1997                      .0625           .0625
     May 31, 1997                           .1875           .1875
     August 31, 1997                       1.6875           .25
     November 30, 1997                     2.00            1.4375
     February 28, 1998                     1.875            .6875
     May 31, 1998                          1.4375           .70
     August 31, 1998                       1.1875           .41
     November 30, 1998                     3.5625           .4375
     February, 28, 1999                    5.00            1.375
     May 31, 1999                          3.00            1.75

     On June 17, 1999, the closing sale price for the Company's Common Stock was $2.031 per share.

Number Of Stockholders Of Record

     On June 15, 1999, the number of Common stockholders of record of the Company was approximately 1,200, and the number of preferred stockholders of record was 55.

                                 DIVIDEND POLICY

     The Company has not declared or paid any cash dividends on its Common Stock since its formation and does not presently anticipate paying any cash dividends on its Common Stock in the foreseeable future. The Company is obligated to pay dividends at the rate of 10 percent per year on the $2,500,000 face amount of its outstanding Series A Preferred Stock. These dividends are required to be paid on January 1 and July 1 of each year. At the election of the Company, dividends may be paid by issuing shares of common stock. See, "DESCRIPTION OF SECURITIES--Series A Preferred Stock".

                             BUSINESS AND PROPERTIES

Overview

     The Company is an independent oil and gas exploration company whose strategic focus is the application of advanced three-dimensional ("3-D") seismic imaging and computer aided exploration technology in the systematic search for commercial hydrocarbon reserves, primarily in the onshore western United States. The Company attempts to use its technical experience and expertise with 3-D seismic technology to identify exploration and exploitation projects with significant potential economic return. The Company intends to participate in selected exploration projects as a non-operating, working interest owner, sharing both risk and rewards with its project participants. The Company has pursued, and will continue to pursue, exploration opportunities in regions where the Company believes significant opportunity for discovery of oil and gas exists. By attempting to reduce drilling risk through 3-D seismic technology, the Company seeks to improve the expected return on investment in its oil and gas exploration projects.

     During fiscal 1998, the Company incurred approximately $439,000 for costs related to continued leasing and optioning of acreage predominately in California, $2,046,000 for costs relating to 3-D seismic acquisition over its Southeast Maricopa acreage, and $118,000 in drilling costs associated with drilling the deep exploration well at East Lost Hills. The Company had no revenues from oil and gas production during 1998.

     During fiscal 1997, the Company incurred approximately $311,000 for acquisition of acreage and exclusive rights to undertake exploration activities with respect to its projects. The Company undertook no drilling and had no revenues from oil and gas production during 1997. To finance its operations and obtain funds for additional capital expenditures relating to its exploration projects, the Company sold equity securities through private placement offerings raising approximately $1,743,000 net to the Company.

     The Company currently anticipates that it will participate in the drilling of at least two exploratory wells during its fiscal year ending August 31, 1999 ("1999"), although the number of wells may increase as additional projects are added to the Company's portfolio. However, there can be no assurance that any such wells will be drilled, and if drilled, that any of these wells will be successful. See "RISK FACTORS - Start-Up Nature Of The Company's Oil And Gas Business; No Profits".

     The Company's future financial results continue to depend primarily on (1) the Company's ability to discover commercial quantities of hydrocarbons; (2) the market price for oil and gas; (3) the Company's ability to continue to obtain and screen potential projects; and (4) the Company's ability to fully implement its exploration and development program. There can be no assurance that the Company will be successful in any of these respects or that the prices of oil and gas prevailing at the time of production will be at a level allowing for profitable production. See "RISK FACTORS - Start-Up Nature of The Company's Oil And Gas Business; No Profits", "- Substantial Capital Requirements; Lack Of Operating Revenue" and "- Risks Of Exploratory Drilling Activities".

Strategy

     The Company's business strategy is to continue to enhance shareholder value by using its technical experience and expertise with 3-D seismic technology to identify exploration and exploitation projects with significant potential reserves and economic results based on the application of appropriate technology and suitable project risk management. The Company's ongoing goal is to increase its reserve base through a focus on mature hydrocarbon basins where it believes that the historical under-utilization of seismic technology creates tremendous opportunities. It is the Company's viewpoint that the systematic application of advanced seismic imaging and visualization to exploration can significantly reduce drilling risk and enhance financial results. The Company's strategy is to focus on applying 3-D seismic technology to explore properties that lie within these mature basins and that offer oil and gas reserves that would be materially significant to the Company.

     The Company has a three-pronged corporate approach for the application of exploration technology in these mature basins. The three components of this strategy are set forth below:

     o Internal generation of exploration and exploitation prospects with special emphasis on 3-D seismic application to stratigraphic play concepts.

     o Identification and exploitation of non-performing and under-utilized existing 3-D seismic surveys and acreage positions in which the application of technical expertise and advanced interpretation and visualization methodologies could significantly impact drilling results.

     o Development of alliances with exploration and production companies that lack advanced technical resources and expertise.

Exploration and Operating Approach

     The Company focuses its technical resources on obtaining the highest quality subsurface image through advanced geological and geophysical methods, which it believes are more likely to result in the cost effective identification of oil and gas reserves that are materially significant. The Company is committed to providing its technical team with access to the required tools and support necessary to retain a competitive advantage in today's exploration environment. The Company strives to provide its geoscientists with the most advanced imaging and analytical technology available and provides employee incentives for the recruitment and motivation of these technical experts.

     The Company adheres to a disciplined approach to selective project participation. The Company participates only in those projects that it believes are likely to maximize the return on its capital investment, have significant reserve growth potential, and benefit from the application of advanced seismic technology. The Company believes that these factors result in a positive impact to the finding-cost and production economics. The Company actively and continually manages its portfolio of exploration and exploitation projects. The Company believes that this aggressive portfolio management will enable the Company to maximize the investment of available capital in a limited number of high impact geologic plays and projects.

     The Company generates many of its exploration and exploitation projects internally, and therefore is not dependent on outside parties for project flow. The Company strives to control all the exploration phases prior to drilling, including the acreage position and the application of seismic technology. With the resulting project control, the Company is in the position to fully manage the exploration process and determine, subject to its financial resources, the appropriate level of working interest that it retains in the drilling of any associated wells. The Company aggressively leverages its project control and technical expertise to potential industry partners in an attempt to maximize return on investment while controlling capital exposure. The Company does not intend to operate the drilling of project wells, but intends to retain the flexibility to maintain a sufficient working interest in projects to enhance leverage of its technical resources and influence operator actions.

Significant Projects

     The Company's exploration activities are primarily focused on the southern San Joaquin Basin of California. The Company also has projects identified in selective Rocky Mountain basins. Advanced seismic imaging of the structural and stratigraphic complexities, common to these regions, provides the Company with enhanced ability to identify significant hydrocarbon potential. A number of these projects, especially in the San Joaquin Basin, offer multiple drilling opportunities with individual wells having the potential capability of encountering multiple reservoirs.

     The following provides a summary and status of the Company's exploration areas and significant projects. While actively pursuing specific exploration activities in each of the following areas, the Company is continually reviewing additional opportunities in these core areas and in other areas that meet certain exploration and exploitation criteria. There is no assurance that drilling opportunities will continue to be identified in the current project portfolio or will be successful if drilled.

     Southern San Joaquin Basin, California

     The San Joaquin Basin of California has proven to be one of the most productive hydrocarbon producing basins in the continental United States. To date, the approximately 14,000 square mile basin has produced in excess of 12.7 billion barrels of oil equivalent, and contains 25 fields classified as giant, with cumulative production of more than 100 million barrels of oil equivalent ("MMBoe"). In calculating barrels of oil equivalent, the Company uses the ratio of six thousand cubic feet ("Mcf" of gas for one barrel of oil.

     The San Joaquin Basin contains six of the 25 largest oil fields in the U.S. All six of these fields were discovered between 1890 and 1911, a full decade prior to the discovery of the first giant Texas oil field. The basin accounts for 34 percent of California's actively producing fields, yet produces more than 75 percent of the state's total oil and gas production. Most of the production within the basin is located along the western and southern end of Kern County. San Joaquin Basin production totals for 1997 reported by the California Department of Oil and Gas for all producers in the aggregate indicate total production of 246.9 MMBoe. Of this figure, Kern County accounts for over 90 percent of the oil production from the San Joaquin Basin.

     Exploration Opportunity. For the 100 plus years of its productive life, the San Joaquin Basin has been dominated by major oil companies and large fee acreage holdings. As a result of these conditions, the basin has generally been under-explored by independent exploration and production companies, groups that usually bring advanced technologies to their exploration efforts. The large fields in the basin were all discovered on surface anticlines and produce mostly heavy oil from depths of less than 5,000 feet. As a consequence, basin operators have employed only those advanced engineering technologies related to enhanced production practices including steam floods and, most recently, horizontal drilling.

     The basin as a whole has suffered from a lack of applied exploration technology and deep drilling. Approximately one percent of the total basin wells have been drilled to a depth greater than 12,000 feet. Additional 1998 statistics indicate that the average well depth drilled during the year was just slightly more than 1,800 feet. Three-dimensional seismic has been employed only in limited quantity and in certain areas of the basin.

     Tenneco and ARCO shot a limited number of 3-D surveys in the mid- to late-1980s on the Bakersfield Arch and to the south in the Yowlumne area. With the ongoing retrenchment of majors in the basin, independents such as Torch, Nuevo Energy, Vintage Petroleum, HarCor Energy and Enron Oil & Gas have moved into prominent positions within the basin and are bringing applied geoscience technologies with them. More 3-D surveys have been acquired in the last two years than in all the previous years combined. This trend is expected to accelerate in the upcoming years as a renewed emphasis is placed on 3-D seismic exploitation and exploration.

     With limited exploration in the San Joaquin Basin since the "boom" days of the early 1980s, the Company believes that multiple exploration opportunities are available. Deep basin targets, both structural and stratigraphic in nature, remain largely untested with modern seismic technology and the drill bit. In addition, retrenchment of the majors in the basin has caused many of them to rethink their policies regarding their large fee acreage positions. For the first time in history, many of these companies are opening up these fee acreage positions to outside exploration by aggressive independent companies. The Company has identified and negotiated exclusive access to three high-potential exploration plays in the southern San Joaquin Basin.

     East Lost Hills. The East Lost Hills prospect is a deep, large untested structure in the footwall of the Lost Hills thrust that lies directly east of and structurally below the existing Lost Hills field. The Lost Hills thrust has produced in excess of 350 MMBoe from shallow pay zones in a large thrusted anticlinal feature. This unconventional deep prospect has significant structural and reservoir risk, but the potential for large reserves makes it an attractive play.

     In a joint effort with Denver-based Armstrong Resources LLC ("Armstrong"), the Company analyzed and interpreted over 350 miles of high-resolution 2-D seismic data to help refine the structural mapping of the prospect. Advanced pre-stack depth migration and interpretation clearly defines a deep sub-thrust structure. Two wells drilled to the east of the prospect, in the mid-1970s, proved the productivity potential of free oil (42 degree API) and gas at depths below 17,000 feet. Ongoing source rock and maturation modeling suggests that the oil generation window exists at depths between 15,000 and 17,000 feet, and that early migration of hydrocarbons should preserve reservoir quality at East Lost Hills.

     In early 1998, the Company and Armstrong entered into an exploration agreement with a number of established Canadian partners concerning approximately 30,000 gross acres over this prospect. Initially the partners will participate in the drilling of an exploratory well to further evaluate the feature. Bellevue Resources, Inc., a subsidiary of Elk Point Resources, Ltd., is operator of the well. Currently, other participants in the well are Berkley Petroleum Corporation, Ceniarth Inc., Paramount Resources, Ltd., Richland Petroleum Corporation, Westminister Resources, Ltd., Kookaburra Resources, and Hilton Petroleum Company. PYR received cash consideration for its share of acreage in this play and a carried 6.475% working interest through the tanks in the initial exploration well. PYR owns an additional 4.1% working interest for a total before payout working interest of 10.575%, which reduces to 9.253% after payout in the initial exploration well. The Company owns a total working interest of 10.575% in the six township area of mutual interest, subject to a back-in interest after payout on 900 acres that would reduce the Company's working interest on those 900 acres to 9.255%.

     On May 15, 1998, the Bellevue Resources et al. #1-17 East Lost Hills well, located in SE1/4. Sec 17, T26S, R21E, Kern County, California, commenced drilling. The well was designed to test prospective Miocene sandstone reservoirs in the Temblor Formation. During September 1998, the well was sidetracked in an attempt to gain better structural position and delineate potential uphole pay. On November 23, 1998, the well was drilling at 17,600 feet toward a total depth of 19,000 feet when it blew out and ignited. No personal injuries resulted, and an expert well control team was engaged to contain the fire. Significant progress has been made on well control operations at the Bellevue #1-17. Surface containment facilities had been installed and all liquid and gas production from that well were contained and were transported to processing and disposal facilities. A snubbing unit was deployed to attempt a surface control kill of the Bellevue #1-17, but was not successful. A relief well, the Bellevue #1-17R, began drilling on December 18, 1998. It was initially expected to intersect the wellbore of the Bellevue #1-17 at a depth of about 13,500 feet. However, as drilling continued and the characteristics of the blowout were examined, it was determined to attempt to intersect the wellbore below 16,000 feet. The relief well was drilled to 16,668 feet, where it intersected the original well bore. On May 29, 1999, the original well bore was killed by pumping heavy mud and cement into the well bore. The original well bore has been plugged back and abandoned and the relief well will be used to sidetrack a replacement well into the targeted Trembler Zone. It is anticipated that the drilling of the replacement well will be completed by the end of August 1999.

     At the time that the #1-17 East Lost Hills well was sidetracked, one of the participants (the "Declining Participant") claimed that it had the right to decline to participate in the sidetracking operations and still maintain its interest in the well, subject to a "non-consent" penalty. The operator and the other participants objected, and they continue to dispute the right of the Declining Participant to maintain its interest in the well on this basis, and proceeded with the sidetracking operation while denying the Declining Participant's right to maintain its interest. Although the Company believes its position on this matter is correct, if it loses this dispute, the after-payout working interest of the Company in the well and in the other acreage subject to the related exploration agreement could be reduced to approximately 9.085% in the initial exploration well and to approximately 9.2625% in the other acreage.

     Deep Temblor Exploration Program. In April 1999, the Company and Armstrong agreed to participate in three additional deep exploration projects in the San Joaquin Basin of California. These three projects are in addition to the exploration program initiated by the recent deep drilling at East Lost Hills, and all three lay outside the East Lost Hills joint venture area. Pursuant to the agreement, the Company paid Armstrong $656,000 cash and 218,866 shares of common stock in exchange for a working interest, ranging from 3.00% to 3.75%, in each of the three exploration prospect areas. The Company's interest will be carried in the initial test well in each of the three separate exploration prospects.

     The first exploration well in the program began drilling on June 15, 1999 and is operated by Berkley Petroleum Corporation ("Berkley"). The three exploration prospects in this program, targeting the Temblor Formation at depths ranging from 15,000 to 18,000 feet, are expected to be drilled in sequence with the same rig. Berkley will operate the other exploration projects in the Armstrong program as well as assume operations at East Lost Hills, effective July 1, 1999.

     Armstrong may use this prospectus to transfer the 218,866 shares it received from the Company as partial consideration for the working interests.

     School Road/Southeast Maricopa. In 1998 the Company signed a lease and seismic option with Chevron Production, USA covering exclusive exploration rights on approximately 22,000 acres of fee land in the Maricopa sub-basin at the southern end of the San Joaquin valley. The Maricopa sub-basin represents a rapidly subsiding fore-arc basin containing more than 30,000 feet of post-Jurassic sediments. The Maricopa area is the location of the major depo-center for deep-water turbidite deposition in the San Joaquin. The majority of oil produced in the Maricopa sub-basin and on the Bakersfield arch to the north has come from the Upper Miocene Stevens and older (Eocene) turbidite sands.

     During 1998 and early 1999, the Company acquired and interpreted approximately 52 square miles of 3-D seismic data over its Southeast Maricopa exploration project. Western Geophysical Company acted as the Company's seismic contractor for the data acquisition. The Company intends to sell an appropriate portion of its interest in this project in order to receive a cash consideration and/or a carried interest in the drilling of one or more exploration wells. The Company intends to drill at least one exploration well on this prospect during calendar year 1999 or 2000. No drilling commitments have been made or received.

     Basin wide, the Stevens sands have produced in excess of 1,350 MMBbl, with mean field size being in excess of 70 MMBbl. Stevens sand production is primarily from stratigraphic traps, and ranges in depth from 7,500 feet to over 14,000 feet. Reservoir quality is good with porosites ranging up to the mid 20 percent range. Oil gravities range from 28 to 55 degree API with the lighter oil occurring in deeper production to the south. With the superior reservoir quality and light hydrocarbons, the Stevens' reservoirs make an attractive exploration target with significant potential reserves.

     Directly surrounding the Chevron acreage position, five fields produce from Stevens equivalent sands. These fields include Landslide (14.9 MMBoe), Paloma (132.9 MMBoe), Rio Viejo (7.9 MMBoe), San Emidio Nose (21.1 MMBoe), and Yowlumne (117.2 MMBoe). These fields all show stratigraphic trapping mechanisms including updip sand pinch-outs, lateral facies variation, and differential compaction. These five fields produced over 1.77 MMBbls of light oil and associated natural gas in 1997 (1997 Production Statistics, California Department of Oil and Gas), and have cumulative aggregate historical production in excess of 300 MMBoe. Per well cumulative production ranges from a low of 690 MBbl to 2.1 MMBbl, with a mean value of 1.3 MMBbl.

     The objective of the School Road/Southeast Maricopa exploration program is to apply advanced 3-D seismic technology and advanced interpretation methods, within a detailed sequence stratigraphic framework, to identify stratigraphic relationships and potential traps. Exploration for Stevens stratigraphic traps with 2-D seismic data has proven to be largely unsuccessful due to the lack of sufficient line density to resolve the stratigraphic complexity necessary to delineate trapping mechanisms. The discovery of the Landslide field in 1985 resulted from the application of 3-D seismic exploration. By today's standard, that data suffered from low fold, low frequency, short offset, and generally poor imaging of detailed stratigraphic relationships. Advances in field acquisition, data processing, and visualization methods since the mid-1980s should allow much more detailed seismic analysis of complex stratigraphic geometries and trapping mechanisms.

     The School Road/Southeast Maricopa exploration agreement with Chevron involves a drill-to-earn option on more than 22,000 fee acres, a seismic license to an existing (1992) 42-square-mile 3-D seismic survey (School Road), more than 200 miles of proprietary 2-D seismic data, a proprietary regional sequence stratigraphic framework based on extensive, detailed palynology analysis, and all available well file data. This unique database is anticipated to allow the complete integration of geology and modern 3-D seismic data to identify potential trapping opportunities within the stratigraphically complex turbidite systems present in the sub-basin. The drill-to-earn option entitles the Company, for each well it drills, to earn a 100 percent working interest and a 75 percent net revenue interest in 1,280 acres in the vicinity of the well drilled.

     On June 1, 1998, the Company executed a participation agreement with Houston based Seneca Resources for the Company's School Road acreage. The drill to earn agreement provided PYR with a prospect fee and a carried through-the-tanks working interest in an initial exploration well. PYR would ultimately retain a 40% working interest in the School Road acreage. Drilling operations on the Federal #67X-30 located in SE1/4, SEC 30, T32S, R25E were commenced on July 28, 1998. The well was drilled to a total depth of 12,508 feet and although hydrocarbons were encountered, detailed log analysis of the well indicated that the reservoir was tight and incapable of sustaining commercial production. The well was plugged and abandoned on September 18, 1998. PYR is currently evaluating the results of the well and incorporating the new well control into the seismic model in order to determine any potential future exploration opportunities at its School Road acreage.

     San Emidio. In November 1998, the Company exchanged 266,666 shares of its common stock for 39 square miles of 3-D seismic data and oil and gas leases covering approximately 5,400 acres adjacent to the Company's Southeast Maricopa exploration project. The Company intends to incorporate this 3-D seismic data with the newly acquired data at its Southeast Maricopa acreage in order to further understand the complex stratigraphic geometries and trapping mechanisms. After interpretation and evaluation, there have been two prospective areas identified within the acreage position. The Company may present this project to potential industry partners in conjunction with its Southeast Maricopa project or may create an independent project for presentation. The Company's approach will be to attempt to obtain industry partner participation in order to receive a carried interest in the drilling of one or more exploration wells. The Company expects to drill an exploration well here in calendar year 1999 or 2000. No drilling commitments have been made or received.

     Denver Basin, Colorado and Nebraska

     The Denver basin covers approximately 60,000 square miles in parts of Colorado, Nebraska and Wyoming. The basin was the second area in the United States to produce oil from drilled wells, and has produced more than one billion barrels of oil equivalent to date. Published statistical studies indicate that an additional 150 MMBoe to 200 MMBoe of reserves remain to be discovered in this mature basin from Cretaceous reservoirs in stratigraphic traps.

     During the past 10 years, the Denver basin has been one of the most actively drilled areas in the U.S. due to low drilling costs and low reserve base risk. Most of the activity has centered on down-spaced drilling for Codell/Niobrara and Sussex/Shannon/Parkman targets in the Wattenburg area, a basin-center gas accumulation.

     As continued drilling activity has resulted in decreasing availability of additional well locations, major Wattenburg operators (HS Resources, Patina Oil & Gas, Prima, NARCO) are experiencing significant retreat, retrenchment and consolidation of their operations. Decreased activity drilling for shallow gas offers the Company an opportunity to acquire land and/or seismic options to explore and exploit the deeper oil prone 'D' and 'J' sandstone reservoirs. Production from these Cretaceous reservoirs results from stratigraphic trapping in an incised valley-fill depositional system. Cretaceous D-Sand and J-Sand reservoirs have been the traditional exploration targets within the Denver basin. These reservoirs account for the majority of production to date in the basin, with cumulative production from the D-Sand totaling 386.6 MMBoe and J-Sand production totaling 743.4 MMBoe. Modern sequence stratigraphic models and strong structural control on deposition indicate that these traps are predictable both in geometry and orientation.

     While seismic data has been employed in the basin since the mid-1950s, the success of 2-D seismic exploration has been limited by stratigraphic trapping and the complex nature of the reservoir systems. The emergence of 3-D seismic technology has created exciting new exploration opportunities in the basin. While the handful of 3-D surveys acquired to date in the basin have proven to be economic successes, the downturn in basin-wide activity has resulted in significant underutilization of this exploration application. The Company proposes to capitalize on 3-D seismic exploration opportunities generated internally, and through opportunities arising from the recent, ongoing consolidation and retrenchment of major basin operators.

     Exploration Opportunity. Historically, exploration in the Denver basin has been dominated by small, low-cost operators employing subsurface and "trend-ology" geological mapping methods. The lack of applied technology and the stratigraphic reservoir complexity in the basin has resulted in low drilling success rates and overall poor economic results. Expanded use of 3-D seismic technology to image D-Sand and J-Sand reservoirs should enhance the economic results and expedite the discovery process. To date, less than 20 3-D seismic surveys have been acquired within the Denver basin. Geoscientists employed by the Company have been directly involved in eight of these projects. These projects have proven the economic viability of 3-D seismic in unraveling the stratigraphic complexity and productivity of Cretaceous incised valley-fill reservoirs and have resulted in the identification and production of significant incremental reserves.

     Geological and geophysical methodologies developed internally by the Company allow for the identification and differentiation of significant economic reserves from the background of marginal producers common in the Denver basin. The application of these methodologies result in the potential for discovery of significant reserves with high success rates and low finding costs. The Company proposes to undertake a systematic exploration/exploitation effort in the Denver basin. A regional stratigraphic framework for Cretaceous reservoirs has been constructed leading to the identification of numerous D-Sand and J-Sand leads and prospects. Detailed geologic work is underway to refine these leads and prospects with regard to prospectivity, reserve potential and applicability of 3-D seismic imaging. The centerpiece of the proposed exploration/exploitation effort will be the application of 3-D seismic to delineate and resolve stratigraphic traps. Previous experience with 3-D seismic technology in the Denver basin has provided a competitive advantage in risk reduction and identification of prospective drilling locations. The Company is continuing efforts to develop and define opportunities in this area.

     Big Horn Basin, Wyoming and Montana

     The Big Horn Basin of Wyoming and Montana is an asymmetric intermountain basin of the Rocky Mountain foreland. Initial production was established in the basin in 1906 with the discovery of Garland field. Cumulative production from the basin is in excess of 2.4 BBO and 1.8 TCF of gas. The vast majority of this production has come from Paleozoic reservoirs trapped in basin-margin anticlinal structures. The majority of major field discoveries (greater than 90 percent of field total and cumulative production) were made prior to 1950.

     Exploration Opportunity. While most of the early exploration in the basin was the result of mapping of surface structures, recent exploration efforts have focused on the application of detailed subsurface mapping to delineate structural complexities not previously observed. Because most of the producing anticlines are structurally uncomplicated at their surface expression, little exploration effort has historically been applied to defining structural compartmentalization and secondary culminations at depth. The advent of modern geophysical technology, including the application of 3-D seismic, has increased the ability to resolve the structural complexity of producing intervals. Recent exploration and exploitation success at fields such as Gooseberry, Manderson, Golden Eagle, and Enigma have resulted from this increased effort to understand and delineate smaller-scaled secondary structural features.

     The Company sees multiple exploration and exploitation opportunities in the basin to identify unrecognized and untested structural culminations along producing trends. Multiple potentially productive horizons exist on many of these structural features creating attractive project economics and exploration finding costs. The Company has identified a number of individual project focus areas, and has secured a lease position, covering approximately 2,080 gross and 2,080 net acres, on its first exploration project in the basin. There are no immediate plans to begin drilling on this prospect.

     North Zimmerman Butte. The Company has developed an exploration lead, based on subsurface geological analysis, north and west of the Zimmerman Butte field. Zimmerman Butte field was discovered in 1945 and has produced over 1.3 MMBO from several reservoirs. The productive area of the field covers less than 350 acres on a surface structural feature that extends along trend for approximately five miles. Subsurface analysis has indicated the possible presence of multiple subsidiary structural features along this structural trend. Based on the production potential of these structural leads, the Company renewed a BLM lease covering 2080 acres. The leasehold position covers some but not all of the prospective acreage along the trend. The Company intends to undertake additional geological and geophysical analysis before drilling a test well. There are no immediate plans to commence drilling on this project.

Geological and Geophysical Expertise

     The Company's oil and gas finding capabilities are dependent upon the effective application of 3-D seismic imaging technologies. The Company has assembled a technically experienced staff of two in-house geologists in addition to Mr. Singdahlsen, who is both a geologist and geophysicist. All these persons have extensive experience involving the utilization of advanced seismic data imaging and analysis, and have collectively participated in more than 100 3-D seismic projects in diverse geological trends.

     The Company also has access, both in-house and through consultants, to state-of-the-art exploration hardware and software applications. The Company owns one computer aided exploration workstation running the full suite of GeoGraphix geologic mapping and analysis software. Additionally, the Company owns one geophysical workstation employing SeisX 2-D and 3-D seismic interpretation and analysis software. Through a strategic alliance with a Denver-based 3-D seismic consulting firm (Interactive Earth Sciences Corporation), the Company has full access to multiple UNIX-based seismic interpretation workstations running the complete Schlumberger/GeoQuest seismic analysis software package. Through this relationship, the Company also has full access to GMA seismic modeling software as well as Paradigm Geophysical's GeoDepth pre-stack depth migration software package.

Drilling Activities

     During 1998, the Company commenced the drilling of an initial exploration well at its East Lost Hills Prospect. On November 23, 1998, a blowout occurred on this well. The well was killed in May 1999. See above "- Significant Projects
- Southern San Joaquin Basin, California East Lost Hills". The Company also drilled one unsuccessful exploratory well at its School Road project. See above "- Significant Projects - Southern San Joaquin Basin, California - School Road/Southeast Maricopa". In June 1999, the Company began drilling a deep exploration well, also in the Southern San Joaquin Basin. See above "- Significant Projects - Southern San Joaquin Basin - Deep Temblor Exploration Program". The Company anticipates the drilling of at least two additional exploratory wells during calendar 1999, depending on ongoing exploration efforts in California and Colorado.

Production

     The Company currently does not own any oil or gas production. The Company has no immediate plans to acquire or purchase any production. The Company also has no booked reserves at the current time and any near-term reserve additions would result from successful exploration efforts.

Acreage

     The Company currently controls, through lease, farmout, and option, the following acreage position as detailed below:

         State                        Gross Acres          Net Acres
         -----                        -----------          ---------
         California                     91,530              42,575
         Rocky Mountains                58,075              51,265
                                       -------              ------
         TOTAL                         149,605              93,840
                                       =======              ======

     Farmout agreements require the Company to drill one or more wells in a specific time-period in order for the Company to earn its interest in acreage. Option agreements require the Company to enter into a lease agreement and to make lease payments within a specific time-period, usually six to 12 months, in order to obtain a leasehold interest in acreage.

Competitive Advantage

     The Company believes that the cumulative experience of its technical and management team, with past exposure to more than 100 3-D seismic projects covering approximately 1,500 square miles in diverse geologic trends throughout the world results in a strong competitive advantage relative to current competition in these focus areas. The Company currently has three full-time geoscientists and a landman who are specialists in a variety of technical aspects and have extensive experience and expertise in numerous geologic regions.

     The Company's expertise in the application of advanced seismic interpretation methods includes many of the "cutting-edge" technologies necessary in today's competitive exploration environment. These advanced techniques include 3-D seismic visualization, attribute analysis, geostatistical modeling, pre-stack depth migration, and the integration of geological and engineering data in support of reservoir characterization. These advanced seismic interpretation methods allow the Company to leverage its 3-D seismic experience and expertise with significant exploration and exploitation opportunities.

     The Company generates the majority of its exploration and exploitation projects internally, and therefore is not dependent on third parties for project flow. This results in full control of all pre-drill exploration phases including the acreage position and application of seismic technology.

Available Information

     In accordance with the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company files reports, proxy statements and other information with the SEC. These reports, proxy statements and other information can be read and copied at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, Room 1024 and at the following Regional Offices of the SEC: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, New York, New York 10048. Copies of these materials also can be obtained at prescribed rates by writing to the SEC, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information concerning the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, materials filed electronically by the Company with the SEC are available at the SEC's Internet web site at http://www.sec.gov.

     This prospectus is part of the Registration Statement on Form SB-2 (together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), that the Company filed with the SEC. The Registration Statement contains information that is not included in this prospectus.

     Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and, in each instance, reference is made to the copy of the particular contract or document filed as an exhibit to the Registration Statement. Each statement concerning a document that is filed as an exhibit is qualified in all respects by reference to the copy of the document filed as an exhibit. For further information with respect to the Company, reference is made to the Registration Statement.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

     The following is a discussion and comparison of the financial condition and results of operations of the Company as of and for the twelve months ended August 31, 1998 ("1998"), and as of and for the eight months ended August 31, 1997 ("1997"). Also included is a similar discussion and comparison as of and for the six month periods ended February 28, 1998 and February 28, 1999. These discussions should be read in conjunction with the Company's Financial Statements, the notes related thereto, and the other financial data included elsewhere in this prospectus.

Results of Operations

     The quarter ended February 28, 1999 compared with the quarter ended February 28, 1998.
--------------------------------------------------------------------------------

     Operations during the quarter ended February 28, 1999 resulted in a net loss of ($251,834) compared to a net income of $380,746 for the quarter ended February 28, 1998. The difference is attributed to a gain from the sale of oil and gas properties reported during the quarter ended February 28, 1998 of $556,000 and to an increase in interest expense in 1999 associated with the Company's convertible debentures.

     Oil and Gas Revenues and Expenses. The Company has not owned any producing or proved oil and gas properties. Accordingly, no oil and gas revenues or expenses have been recorded by the Company.

     Depreciation, Depletion and Amortization. The Company recorded no depletion expense from oil and gas properties for the quarters ended February 28, 1999 or 1998. The Company has not owned any proved reserves and had no oil or gas production. The Company recorded $6,407 and $6,427 in depreciation expense associated with capitalized office furniture and equipment during the quarters ended February 28, 1999 and 1998, respectively.

     General and Administrative Expense. The Company incurred $174,299 and $173,373 in general and administrative expenses during the quarters ended February 28, 1999 and 1998, respectively.

     Interest Expense. The Company recorded $82,204 in interest expense for the quarter ended February 28, 1999 primarily associated with the Company's convertible debentures. The Company had nominal interest expense for the quarter ended February 28, 1998.

     The six months ended February 28, 1999 compared with the six months ended February 28, 1998.
--------------------------------------------------------------------------------

     Operations during the six months ended February 28, 1999 resulted in a net loss of ($421,302) compared to a net income of $215,235 for the six months ended February 28, 1998. The difference is attributed to a gain from the sale of oil and gas properties reported during the six months ended February 28, 1998 of $556,000 and to an increase in interest expense in 1999 associated with the Company's convertible debentures.

     Oil and Gas Revenues and Expenses. The Company has not owned any producing or proved oil and gas properties. Accordingly, no oil and gas revenues or expenses have been recorded by the Company.

     Depreciation, Depletion and Amortization. The Company recorded no depletion expense from oil and gas properties for the six months ended February 28, 1999 or 1998. The Company has not owned any proved reserves and had no oil or gas production. The Company recorded $12,793 and $9,760 in depreciation expense associated with capitalized office furniture and equipment during the six months ended February 28, 1999 and 1998, respectively.

     General and Administrative Expense. The Company incurred $312,074 and $361,290 in general and administrative expenses during the six months ended February 28, 1999 and 1998, respectively.

     Interest Expense. The Company recorded $112,036 in interest expense for the six months ended February 28, 1999 primarily associated with the Company's convertible debentures. The Company had nominal interest expense for the six months ended February 28, 1998.

     Consulting Fee Revenue. The Company generated $10,000 from consulting fees during the six months February 28, 1998. These revenues have ceased and are not expected to occur in the future.

     The twelve months ended August 31, 1998 ("1998") compared with the eight months ended August 31, 1997 ("1997")
--------------------------------------------------------------------------------

     Oil and Gas Revenues and Expenses. At August 31, 1998 (and at December 2,
1998), the Company did not own any producing or proved oil and gas properties. No oil and gas production revenues or expenses have been recorded by the Company. The Company recorded a dry hole impairment of $15,000 associated with its unsuccessful exploration well drilled in 1998 on its "School Road" acreage.

     Consulting Fee Revenue. The Company generated $10,000 and $80,000 from consulting fees in 1998 and 1997, respectively. These revenues are considered to be ancillary to the Company's focus of generating revenues from oil and gas production. These revenues have ceased completely and are not expected to occur at any time in the future.

     Depreciation, Depletion and Amortization. The Company recorded no depletion expense from oil and gas properties in 1998 or 1997. At August 31, 1998 (and at December 2,1998), the Company did not own any proved reserves and has no oil or gas production. The Company recorded $22,000 and $1,000 in depreciation expense associated with capitalized office furniture and equipment during 1998 and 1997, respectively. The Company also recorded nominal amortization expense associated with organization costs during 1998 and 1997.

     General and Administrative Expense. The Company incurred $675,000 and $125,000 in general and administrative expenses during 1998 and 1997, respectively. The increase results from incurring costs associated with the hiring of technical personnel, leasing of office space, and legal and accounting and other costs associated with administering and pursuing the development of the Company's exploration and exploitation plan. In addition, there is a natural disparity occurring from comparing a twelve month period (1998) to an eight month period (1997).

     Gain On Sale of Oil and Gas Properties. During 1998, the Company sold down a portion of its East Lost Hills project to industry partners for a total of $850,000, resulting in a net gain to the Company of $556,000. The Company has retained a working interest in this property.

     During the fiscal year ended August 31, 1998, the Company's carrying costs for undeveloped oil and gas properties increased by a net amount of approximately $2,180,000. This net increase is comprised of expenditures on undeveloped oil and gas prospects of approximately $2,689,000, a reduction in carrying costs in the prospects charged to the full cost pool of approximately $494,000 from the sale of partial interests in two of the Company's exploration projects and a dry hole impairment of $15,000.

     During 1998, the Company incurred $1,936,000 for the 3D seismic acquisition project at the Company's Southeast Maricopa project, $549,000 for additional leasing and outside seismic consulting, $118,000 for the Company's share of drilling costs at the East Lost Hills project, $54,000 in seismic reprocessing costs associated with the Company's School Road project and $32,000 for outside geological expenses.

     During 1998, the Company sold interests in two of its prospects, School Road and East Lost Hills. Proceeds of $200,000 from the sale of a partial interest in the School Road prospect were charged against the full cost pool as this sale did not materially alter the Company's full cost pool as of the date of sale. Proceeds of $850,000 were received from the sale of part of the Company's interest in its East Lost Hills project. As the sale of this interest in East Lost Hills was greater than 25% of the Company's undeveloped oil and gas prospects as of the date of sale, gain was recognized in the financial statements for the year ended August 31, 1998 in the amount of $556,000 and the Company's carrying cost of undeveloped oil and gas prospects was reduced by the basis in the interest sold of $294,000.

Liquidity and Capital Resources

     At February 28, 1999, the Company had a negative working capital amount of ($1,774,000).

     During the quarter ended November 30, 1998, the Company completed a private placement which provided a total of $2,500,000 to the Company. The private placement securities issued were 10% convertible notes that automatically converted to 10% convertible preferred stock on April 16, 1999, when the stockholders of PYR approved the convertible preferred shares. The preferred stock is convertible into common stock at a conversion price of $.60 per common share. The Company incurred costs of approximately $75,000 in connection with this issuance of the notes. To date, the Company has funded its oil and gas exploration activities principally through cash provided by the sale of its securities.

     Cash used in investing activities during 1998 totaled $400,000. Of this amount, $1,407,000 was used in conjunction with the Company's oil and gas exploration and exploitation plan and $43,000 was used for office furniture and equipment. The Company offset these expenditures by generating $1,050,000 in proceeds from the sale of oil and gas properties.

     The Company had no outstanding long-term debt at February 28, 1999 other than a capital lease obligation and has not entered into any commodity swap arrangements or hedging transactions. Although it has no current plans to do so, it may enter into commodity swap and/or hedging transactions in the future in conjunction with oil and gas production. Nevertheless, there can be no assurance that the Company will ever have oil and gas production.

     It is anticipated that the future development of the Company's business will require additional capital expenditures. The Company is currently in the process of interpreting and evaluating 3-D seismic data on two of its California exploration projects and is in the process of drilling and evaluating an exploration well at East Lost Hills. Depending upon the extent of industry participation in the two seismic generated exploration projects and the ultimate results at East Lost Hills, the Company may require as much as $4,800,000 for capital expenditures through its fiscal year ending August 31, 2000. The Company intends to limit capital expenditures by forming industry alliances and exchanging an appropriate portion of its interest for cash and/or a carried interest in its exploration projects. Currently there are no commitments for additional funding.

     In May 1999, the Company completed a private placement of Units, with each Unit consisting of ten shares of Common Stock and a warrant to purchase one share Common Stock. This private placement resulted in gross proceeds to the Company of $7,000,000. Although these proceeds should be adequate to meet the Company's anticipated capital requirements for the next 12 months, the Company may need to raise additional funds to cover capital expenditures. In addition, the exploratory well at East Lost Hills experienced a blowout on November 23, 1998, which was killed in May 1999. Although the Company currently believes that costs related to the blowout and the release of potential pollutants into the atmosphere are covered by insurance, there is no assurance that all of the costs will be covered. See "BUSINESS AND PROPERTIES-- Disclosure Regarding Forward-Looking Statements And Cautionary Statements--Cautionary Statements" and "--Significant Properties--Southern San Joaquin Basin, California".

Year 2000 Compliance

     Year 2000 compliance is the ability of computer hardware and software to respond to the problems posed by the fact that computer programs traditionally have used two digits rather than four digits to define an applicable year. As a consequence, any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing interruption of operations, including temporary inability to perform 3-D seismic analysis and to perform accounting functions and delays in the receipt of payments from purchasers of oil and gas production, if any. The Company currently is reviewing the Company's computers and software as well as other equipment that utilizes imbedded computer chips, such as facsimile machines and telephone systems. The Company believes that its review will be completed prior to August 31, 1999. The Company has confirmed with the maker of its accounting software that it is Year 2000 compliant.

     Until the Company's Year 2000 review has been completed, the Company has no estimate of the cost to correct any potential deficiency in Year 2000 compliance for its computers and equipment. Upon the completion of the Company's Year 2000 review, the Company intends to develop a contingency plan to address potential Year 2000 problems.

                                   MANAGEMENT

     The directors and executive officers of the Company, their respective positions and ages, and the year in which each director was first elected, are set forth in the following table. Each director has been elected to hold office until the next annual meeting of stockholders and thereafter until his successor is elected and has qualified. Additional information concerning each of these individuals follows the table.


        Name            Age   Position with the Company           Director Since
        ----            ---   -------------------------           --------------

D. Scott Singdahlsen    40    Chief Executive Officer,                 1997
                              President, and Chairman
                              of the Board

Robert B. Suydam        60    Vice President--Geology and Director     1998

Andrew P. Calerich      34    Chief Financial Officer and Secretary     ---

Keith F. Carney         43    Director                                 1997

S.L. Hutchison          66    Director                                 1999

Bryce W. Rhodes         45    Director                                 1999



     D. Scott Singdahlsen has served as President, Chief Executive Officer, and Chairman of the Board of the Company since August 1997. Mr. Singdahlsen co-founded PYR Energy, LLC in 1996, and served as General Manager and Exploration Coordinator. In 1992, Mr. Singdahlsen co-founded Interactive Earth

Sciences Corporation, a 3-D seismic management and interpretation consulting firm in Denver, where he served as vice president and president and lead seismic interpretation specialist from 1992 to 1996. Prior to forming Interactive Earth Sciences Corporation, Mr. Singdahlsen was employed as a Development Geologist for Chevron USA in the Rocky Mountain region. At Chevron, Mr. Singdahlsen was involved in 3-D seismic reservoir characterization projects and geostatistical analysis. Mr. Singdahlsen started his career at UNOCAL as an Exploration Geologist in Midland, Texas. Mr. Singdahlsen earned a B.A. in Geology from Hamilton College and a M.S. in Structural Geology from Montana State University.

     Robert B. Suydam has served as a Director of the Company since October 1998. Mr. Suydam has served as Vice-President - Geology of the Company since August 1997 and was Secretary of the Company from August 1997 until May 1998. Mr. Suydam co-founded PYR Energy, LLC in 1996 and served as Chief Geologist. From 1985 until 1996, Mr. Suydam served as exploration coordinator for Snyder Oil, Gerrity Oil, and Energy Minerals in Denver. Prior to this employment, Mr. Suydam served as Vice President of Exploration for National Oil Company, and as Exploration Manager for Hamilton Brothers Oil Company in Denver and Calgary. Mr. Suydam started his career as an exploration geologist at Texaco in Denver, Calgary, and New Orleans. Mr. Suydam earned a B.S. and M.S. in Geology from the University of Wyoming.

     Andrew P. Calerich has served as Chief Financial Officer of the Company since August 1997 and as Secretary of the Company since May 1998. From 1993 to 1997, Mr. Calerich was a business consultant specializing in accounting for private oil and gas producers in Denver. From 1990 to 1993, Mr. Calerich was employed as corporate Controller at Tipperary Corporation, a public oil and gas company in Denver. Mr. Calerich began his professional career in public accounting in the tax department at Arthur Andersen & Company. Mr. Calerich is a Certified Public Accountant and earned B.S. degrees in both Accounting and Business Administration at Regis College.

     Keith F. Carney has served as a Director of the Company since August 1997. Since October 1997, Mr. Carney has been Executive Vice-President of Cheniere Energy, Inc., a Houston based public oil and gas exploration company. From July 1997 until October 1997, Mr. Carney served as Chief Financial Officer of Cheniere Energy. After earning his M.B.A. degree from the University of Denver in 1992, Mr. Carney was employed as a Securities Analyst in the oil and gas exploration/production sector with Smith Barney, Inc. Mr. Carney began his career as an exploration Geologist at Shell Oil after earning B.S. and M.S. degrees in Geology from Lehigh University.

     S. L. Hutchison has been a Director of the Company since April 1999, when he was nominated and elected to the Board in connection with the sale by the Company of convertible promissory notes issued in a private placement transaction in October and November 1998. Since 1979, Mr. Hutchison has served as Vice President and Chief Financial Officer of Victory Oil Company, an oil and gas production company based in California, and other companies in the Victory Group of Companies. Also during that period, Mr. Hutchison has served as Vice-President and Chief Financial Officer and a Director of Crail Capital, a real estate investment company that is owned by Victory Oil Company, and Victex, Inc., a real estate and oil and gas company. Mr. Hutchison also serves as Chief Financial Officer and a director of each of the Crail Johnson Foundation and the Independent Oil Producers Agency, and the Treasurer and a director of the Los Angeles Maritime Institute. Mr. Hutchison received a Bachelor's degree in accounting from the University of Washington in 1954.

     Bryce W. Rhodes has been a Director of the Company since April 1999, when he was nominated and elected to the Board in connection with the sale by the Company of convertible promissory notes issued in a private placement transaction in October and November 1998. Since 1996, Mr. Rhodes has served as Vice President of Whittier Energy Company ("WEC"), an oil and gas investment company. Mr. Rhodes served as Investment Manager of WEC from 1990 until 1996. Mr. Rhodes received B.A. degrees in Geology and Biology from the University of California, Santa Cruz, in 1976 and an MBA degree from Stanford University in 1979.

Other Key Employees - Other key employees of the Company include the following:

     Kenneth R. Berry, Jr. has served as land manager for the Company since October 1997. Mr. Berry is responsible for the management of all land issues including leasing and permitting. Mr. Berry has 23 years of experience as an independent landman. Prior to joining the Company, Mr. Berry served as the managing land consultant for Swift Energy Company in the Rocky Mountain region. Mr. Berry began his career in the land department with Tenneco Oil Company after earning a B.A. degree in Petroleum Land Management at the University of Texas - Austin.

     Gordon T. Vaskey has served as an exploration geologist/geophysicist for the Company since March 1999. Mr. Vaskey is responsible for the technical evaluation and interpretation of many of the Company's ongoing projects. Prior to joining the Company, Mr. Vaskey served as an exploration project leader with Chevron in Houston. Mr. Vaskey began his career with Gulf Oil in Casper after receiving his B.A. in Geology from the University of Montana and his M.S. in Geology from the University of Oregon

     Lisa A. Mallin has served as a Geologist for the Company since August 1997. Ms. Mallin is responsible for all aspects of computer aided exploration including mapping and geophysical workstation system administration. Prior to joining the Company, Ms. Mallin served in various exploration and production capacities with Amoco, Snyder Oil, Intera Information Technologies, NICOR Oil and Gas, Louisiana Land and Exploration, and Amerada Hess. Ms. Mallin earned a B.A. degree in Geology from the University of Northern Colorado.

Board And Committee Meetings

     The Board of Directors met seven times during the fiscal year ended August 31, 1998 and all directors were present at each of those meetings.

     The Board of Directors has a Compensation Committee, which met one time during the fiscal year ended August 31, 1998 and both members of the Compensation Committee participated in that meeting. The Compensation Committee has the authority to establish policies concerning compensation and employee benefits for employees of the Company. The Compensation Committee reviews and makes recommendations concerning the Company's compensation policies and the implementation of those policies and determines compensation and benefits for executive officers. Effective April 16, 1999, the Compensation Committee consists of Messrs. Carney, Hutchison and Rhodes.

     In connection with the private placement of the Notes, the Company nominated, and the stockholders subsequently elected, S.L. Hutchison and Bryce
W. Rhodes as directors of the Company. See, "TRANSACTIONS BETWEEN THE COMPANY AND RELATED PARTIES-- 1998 Private Placement Of Notes".

Section 16(a) Beneficial Ownership Reporting Compliance

     Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors, executive officers and holders of more than 10% of the Company's common stock to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company.

The Company believes that during the year ended August 31, 1998, its officers, directors and holders of more than 10% of the Company's common stock complied with all Section 16(a) filing requirements. In making these statements, the Company has relied upon the written representations of its directors and officers and the Company's review of the monthly statements of changes filed with the Company by its officers and directors.

                                          EXECUTIVE COMPENSATION

Summary Compensation Table

         The following table sets forth in summary form the compensation received during each of the Company's last three successive completed fiscal years by D. Scott Singdahlsen, the Chief Executive Officer, President and
Chairman Of The Board of the Company. No executive officer of the Company, including the Chief Executive Officer and the Chairman Of The Board, received total salary and bonus exceeding $100,000 during any of the last three fiscal years.


                                        Summary Compensation Table
                                        --------------------------

                                                                            Long Term Compensation
                                                                         ---------------------------
                                     Annual Compensation                 Awards              Payouts
                             -----------------------------------         ------              -------

                                                                   Restricted
                                                     Other Annual  Stock       LTIP     All other
Name and Principal Position  Fiscal  Salary   Bonus  Compensation  Awards ($)  Options  Payouts    Compensation
                             Year    ($)(1)   ($)(2)    ($)(3)                  (#)     ($)(4)        ($)(5)
----------------------------------------------------------------------------------------------------------------

D. Scott Singdahlsen         1998    $75,000  $-0-        -0-          -0-      -0-       -0-           -0-
Chief Executive Officer,
President and Chairman       1997    $10,250   -0-        -0-          -0-      -0-       -0-           -0-
Of the Board
                             1996      --       --         --           --       --        --            --

----------

     (1) The dollar value of base salary (cash and non-cash) received during the year indicated. Includes $4,000 paid as consulting fees to Mr. Singdahlsen by PYR Energy, LLC during the period from January 1, 1997 through August 6, 1997.

     (2) The dollar value of bonus (cash and non-cash) received during the year indicated.

     (3) During the period covered by the Summary Compensation Table, the Company did not pay any other annual compensation not properly categorized as salary or bonus, including perquisites and other personal benefits, securities or property.

     (4) The Company does not have in effect any plan that is intended to serve as incentive for performance to occur over a period longer than one fiscal year except for the Company's 1997 Stock Option Plan.

     (5) All other compensation received that the Company could not properly report in any other column of the Summary Compensation Table including annual
Company contributions or other allocations to vested and unvested defined contribution plans, and the dollar value of any insurance premiums paid by, or on behalf of, the Company with respect to term life insurance for the benefit of the named executive officer, and, the full dollar value of the remainder of the premiums paid by, or on behalf of, the Company.

                                       26

1997 Stock Option Plan

     In August 1997, the Company's 1997 Stock Option Plan (the "1997 Plan") was adopted by the Board of Directors of the Company and subsequently approved by the Company's stockholders. Pursuant to the 1997 Plan, the Company may grant options to purchase an aggregate of 1,000,000 shares of the Company's Common Stock to key employees, directors, and other persons who have contributed or are contributing to the success of the Company. The options granted pursuant to the 1997 Plan may be either incentive options qualifying for beneficial tax treatment for the recipient or nonqualified options. The 1997 Plan may be administered by the Board of Directors or by an option committee. Administration of the 1997 Plan includes determination of the terms of options granted under the 1997 Plan. At August 31, 1998, options to purchase 246,000 shares were outstanding under the 1997 Plan. Options to purchase 555,000 additional shares subsequently were granted and options to purchase 7,500 shares subsequently terminated. As of June 15, 1999, options to purchase 206,500 shares were available to be granted pursuant to the 1997 Plan.

Compensation Of Outside Directors

     On May 26, 1998, each Director of the Company who is not also an employee of the Company ("Outside Director") was granted options to purchase 10,000 shares of Common Stock. The Options are exercisable for $1.28 per share, which was the average of closing bid and ask price of the Common Stock on the date of grant. Options to purchase 2,500 shares became exercisable on each of September 1, 1998 and December 1, 1998, and options to purchase 2,500 shares become exercisable on each of March 1, 1999 and June 1, 1999 if the person continues to be an Outside Director through each of those dates. All the options expire on May 26, 2001. Directors also are reimbursed for expenses incurred in attending meetings and for other expenses incurred on behalf of the Company.

Employment Contracts And Termination Of Employment And Change-In-Control Arrangements

     The Company does not have any written employment contracts with respect to any of its officers or other employees. The Company has no compensatory plan or arrangement that results or will result from the resignation, retirement, or any other termination of an executive officer's employment with the Company or from a change-in-control of the Company or a change in an executive officer's responsibilities following a change-in-control, except that the 1997 Plan provides for vesting of all outstanding options in the event of the occurrence of a change-in-control.

                         BENEFICIAL OWNERS OF SECURITIES

     As of June 15, 1999, there were 14,068,462 shares of the Company's Common Stock outstanding. The following table sets forth certain information as of June 15, 1999, with respect to the beneficial ownership of the Company's Common Stock by each director and nominee for director, by all executive officers and directors as a group, and by each other person known by the Company to be the beneficial owner of more than five percent of the Company's Common Stock:

Name and Address of                 Number of Shares             Percentage of
Beneficial Owner                 Beneficially Owned (1)       Shares Outstanding
----------------                 ----------------------       ------------------

D. Scott Singdahlsen                  2,000,000                      14.2%
1675 Broadway, Suite 1150
Denver, Colorado 80202

Robert B. Suydam                      1,300,000 (2)                   9.2%
1675 Broadway, Suite 1150
Denver, Colorado 80202

Keith F. Carney                         141,400 (3)                   1.0%
915 Bay Oaks Road
Houston, Texas 77008

S.L. Hutchison                        3,032,083 (4)                  19.0%
c/o Victory Oil Company
222 West Sixth Street, Suite 1010
San Pedro, California 90731

Bryce W. Rhodes                         246,292 (5)                   1.7%
c/o Whittier Energy Company
1600 Huntington Drive
South Pasadena, California 91030

All Executive Officers and Directors  6,817,375 (2)(3)(4)(5)(6)      42.4%
as a group (six persons)

PinOak, Inc.                          1,300,000 (2)                   9.2%
287 W. Morrison Ct.
Grand Junction, Colorado 81503

Victory Oil Company                   2,904,583 (7)                  18.3%
222 West Sixth Street, Suite 1010
San Pedro, California 90731

Whittier Trust Company                  833,333 (8)                   5.6%
1600 Huntington Drive
South Pasadena, California 91030

Thomas E. Claugus                     1,038,125 (9)                   7.3%
2100 RiverEdge Parkway, Suite 840
Atlanta, Georgia 30328

----------

(1) "Beneficial ownership" is defined in the regulations promulgated by the U.S. Securities and Exchange Commission as having or sharing, directly or indirectly
(i) voting power, which includes the power to vote or to direct the voting, or
(ii) investment power, which includes the power to dispose or to direct the disposition, of shares of the common stock of an issuer. Unless otherwise indicated, the beneficial owner has sole voting and investment power.

(2) The shares shown for Mr. Suydam are owned of record by PinOak Inc. ("PinOak"). These shares are included twice in the table. They are listed as being held beneficially by both PinOak and by Mr. Suydam. PinOak is owned by Mr. Suydam's wife and Mr. Suydam is the President of PinOak.

(3) Includes options to purchase 7,500 shares at $1.28 per share until May 26, 2001 that currently are exercisable or that will become exercisable within the next 60 days.

(4) Includes 100,000 shares of Common Stock that may be issued upon the conversion of Series A Preferred Stock held by Mr. Hutchison. Also includes currently exercisable warrants to purchase 2,500 shares at $2.50 per share until May 14, 2004. Also includes the shares shown as beneficially owned by Victory Oil Company as described in note (7) below. Mr. Hutchison is the Vice President and Chief Financial Officer of Victory Oil Company. Mr. Hutchison disclaims beneficial ownership of the shares beneficially owned by Victory Oil Company.

(5) Includes 66,667 shares of Common Stock that may be issued upon the conversion of Series A Preferred Stock held by a company owned by Mr. Rhodes. Also includes 158,750 shares and currently exercisable warrants to purchase 7,845 shares for $2.50 per share until May 14, 2004 that are held by Whittier Energy Company. Mr. Rhodes is a Vice President of Whittier Energy Company.

(6) Includes 2,500 shares of Common Stock and options to purchase 62,500 shares of Common Stock that currently are exercisable or that will become exercisable within the next 60 days that are held by Andrew P. Calerich, the Chief Financial Officer and Secretary of the Company, and 31,000 shares and currently exercisable warrants to purchase 1,600 shares for $2.50 per share until May 14, 2004 held by Mr. Calerich's wife's individual retirement account.

(7) Includes 1,666,667 shares of Common Stock that may be issued upon the conversion of Series A Preferred Stock held by Victory Oil Company. Also includes 100,000 shares owned by Crail Fund, a partnership that is owned by the shareholders of Victory Oil Company. See "TRANSACTIONS BETWEEN THE COMPANY AND RELATED PARTIES-- 1998 Private Placement Of Notes". Also includes currently exercisable warrants to purchase 93,750 shares for $2.50 per share until May 14, 2004.

(8) This beneficial ownership was reported in the Schedule 13D filed by Victory Oil Company, Whittier Trust Company and other filing parties on November 5, 1998. These shares consist of shares of Common Stock that may be issued upon the conversion of Series A Preferred Stock held by various holders for whom Whittier Trust Company serves as trustee and/or agent. See "TRANSACTIONS BETWEEN THE COMPANY AND RELATED PARTIES-- 1998 Private Placement Of Notes".

(9) This beneficial ownership was reported in the Schedule 13D filed on May 28, 1999 by Thomas E. Claugus, GMT, Inc., Bay Resource Partners Offshore Fund, Ltd., and Bay Resource Partners, L.P. (collectively, the "Claugus Group"). Includes an aggregate of 943,750 shares and currently exercisable warrants to purchase 94,375 shares for $2.50 per share until May 14, 2004 that are held by the Claugus Group.

              TRANSACTIONS BETWEEN THE COMPANY AND RELATED PARTIES

Acquisition Of PYR Energy, LLC
------------------------------

     The Company acquired all the ownership interest in PYR Energy, LLC on August 6, 1997 in exchange for 4,000,000 shares of the Company's Common Stock. Mr. Singdahlsen received 2,000,000 shares of the Company's Common Stock in that transaction in exchange for the 50 percent of PYR Energy, LLC that he owned immediately prior to the transaction. PinOak, a company of which Mr. Suydam is the President and whose sole shareholder is Mr. Suydam's wife, received

1,300,000 shares of the Company's Common Stock in that transaction in exchange for PinOak's ownership of 32.5 percent of the ownership interests in PYR Energy, LLC immediately prior to the transaction. In connection with that transaction, the Company agreed to appoint each of Messrs. Singdahlsen, Carney and Gregory B. Barnett to constitute all the members of the Company's Board Of Directors.

Loan To PYR Energy, LLC
-----------------------

     In June 1997, PYR Energy, LLC borrowed $275,000 from the Company in order to fund certain of PYR Energy, LLC's obligations pursuant to PYR Energy, LLC's lease and seismic option in the San Joaquin Basin. PYR Energy, LLC secured that loan with a pledge of PYR Energy, LLC's interest in the lease and seismic option. The loan accrued interest at a rate of eight percent per annum, with interest payable at the end of each calendar quarter. The loan was effectively eliminated upon consummation of the Company's acquisition of PYR Energy, LLC.

Sale Of Assets To Former Director And Officer
---------------------------------------------

     Effective as of August 6, 1997, the Company sold all the assets not related to the Company's business of oil and gas exploration, development and consulting, and not related to the Company's principal office in Denver, Colorado, to Buddy Young, a stockholder and a former director and officer of the Company. The purchase price for the assets was $32,000, which was paid in the form of a release from Mr. Young to the Company of the Company's obligation to repay the $32,000 it owed to Mr. Young. The Company's approximate $32,000 obligation to Mr. Young had been incurred through advances from Mr. Young to the Company for working capital purposes. At August 6, 1997, there were outstanding $17,852 of accounts receivable related to the assets that Mr. Young obtained the right to receive. Mr. Young also assumed all liabilities related to the assets. The Company also assigned to Mr. Young the lease for the Company's office in Encino, California, and Mr. Young assumed the Company's obligations under the lease. The Company obtained a release from the landlord for additional obligations under the lease.

     In addition to the accounts receivable described above, the assets sold to Mr. Young consisted primarily of the Company's interests in three television programs, "Heartstoppers . . . At The Movies", a two-hour television program hosted by George Hamilton, "Christmas At The Movies", a one-hour television program hosted by Gene Kelly, and "It's A Wonderful Life - A Personal Remembrance", an approximately 15-minute television program hosted by Frank Capra, Jr., and the office furniture and supplies in the Company's former office in Encino, California. The television programs previously had been held by the Company for licensing to various television and cable television operators. During the year ended August 31, 1997, the Company received licensing fees of $15,216 for the television programming assets sold to Mr. Young. The low revenue amount was mainly due to the programs' previously having been licensed in most major territories. Because, as a result of the Company's acquisition of PYR Energy, LLC, the Company determined to focus its activities on oil and gas exploration, development and consulting and to locate its principal office in Denver, Colorado, the Company determined that it was in its best interests to sell the assets of the Company that were not related to this business and to assign its office lease in Encino, California.

1998 Private Placement Of Notes
-------------------------------

     In November 1998, the Company completed the sale of convertible promissory notes (the "Notes") in the total amount of $2,500,000 in a private placement transaction pursuant to exemptions from federal and state registration requirements. Victory Oil Company ("Victory") purchased $1.0 million of Notes, and parties related to Whittier Energy Company ("WEC") purchased $500,000 of Notes. The remaining $1.0 million of Notes were sold to other investors. For a description of the Notes and the Series A Preferred stock into which the Notes may be converted, see below, "DESCRIPTION OF SECURITIES".

     In connection with the sale of the Notes, the Company agreed to add, and the stockholders of the Company subsequently approved the election of, S.L. Hutchison and Bryce W. Rhodes to the Board of Directors. Mr. Hutchison is the Chief Financial Officer of Victory and Mr. Rhodes is a Vice President of WEC.

     As a condition to the sale of the Notes, D. Scott Singdahlsen and Robert B. Suydam, who are directors and officers of the Company, entered into a voting agreement (the "Voting Agreement") with the purchasers of the Notes. Pursuant to the Voting Agreement, Mr. Singdahlsen and Mr. Suydam each agreed, respectively, that he will vote all the shares of Common Stock of the Company owned by him in favor of the election of two nominees of the investors to serve on the Board of Directors of the Company and for the re-election of those nominees or other nominees at any time that the aggregate percentage ownership of common equity of the Company underlying the Notes or Series A Preferred owned by the investors is 20 percent or more of the outstanding Common Stock. At the annual meeting of stockholders held on April 16, 1999, all of Mr. Singdahlsen's and Mr. Suydam's shares were voted in favor of the two nominees. Mr. Singdahlsen and Mr. Suydam are required to vote for only one nominee at any time after the aggregate percentage ownership of common equity of the Company owned by the investors is less than 20 percent and greater than or equal to 10 percent of the outstanding Common Stock. The obligation of Mr. Singdahlsen and Mr. Suydam to vote for any nominees of the investors terminates at any time after the percentage ownership of common equity of the Company owned by the investors is less than 10 percent of the outstanding Common Stock. Mr. Singdahlsen and Mr. Suydam are not required to vote for the designated board members at any time that the holders of the Series A Preferred have the right voting separately as a class to elect those designated board members.

     Also as a condition to the investors' purchase of the Notes, the Company entered into an agreement with Victory, WEC, and Catalina Properties Corporation ("Catalina") pursuant to which Victory, WEC and Catalina contributed their interests in approximately 5,400 gross acres of leasehold as well as access to 39 square miles of existing of 3-D seismic data adjoining the Company's Southeast Maricopa "Stevens" Exploration Project in California. As consideration for these interests, the Company issued 106,666 shares to Victory, 80,000 to WEC, and 80,000 to Catalina, for an aggregate of 266,666 shares.

     The Company was introduced to Victory and WEC by William Forster. In connection with Mr. Forster's introduction, the Company paid Mr. Forster a finder's fee of $45,000 and issued to two of the selling stockholders, as designated by Mr. Forster, warrants to purchase up to 175,000 shares of the Company's Common Stock at an exercise price of $.75 per share. For a description of these warrants, see below, "DESCRIPTION OF SECURITIES".

May 1999 Private Placement Of Units
-----------------------------------

     In May 1999, the Company completed a private placement of $7,000,000 of Units at $16 per Unit, with each Unit consisting of 10 shares of Common Stock and a warrant to purchase one share of Common Stock at an exercise price of $2.50 per share until May 14, 2004. The private placement was made pursuant to exemptions from federal and state registration requirements. Mr. Hutchison purchased 2,500 Units for $40,000 and Mr. Carney purchased 2,400 Units for $38,400. Messrs. Hutchison and Carney are directors of the Company. An additional 93,750 Units for $1,500,000 and 7,875 Units for $126,000 were purchased by Victory and WEC, respectively. This prospectus may be used to sell the Common Stock received in the private placement of Units and the Common Stock that may be received upon exercise of the warrants.

     Except as described above, during the fiscal year ended August 31, 1998, there were no transactions between the Company and its directors, executive officers or known holders of greater than five percent of the Company's Common Stock in which the amount involved exceeded $60,000 and in which any of the foregoing persons had or will have a material interest.

                            DESCRIPTION OF SECURITIES

     The Company's authorized capital consists of 30,000,000 shares of $.001 par value Common Stock and 1,000,000 shares of $.001 par value preferred stock. The Company had 14,068,462 shares of Common Stock issued and outstanding as of June 15, 1999, and these outstanding shares were held by approximately 1,200 stockholders. The Company also had outstanding 24,479 shares of Series A Preferred Stock held by 55 holders. There also are outstanding warrants to purchase 175,000 shares of Common Stock that are held by two holders and additional warrants to purchase 437,500 shares of Common Stock held by 51 holders. The following is a description of the Company's securities.

Common Stock

     Each share of the Common Stock is entitled to share equally with each other shares of Common Stock in dividends from sources legally available therefore, when, as, and if declared by the Board of Directors and, upon liquidation or dissolution of the Company, whether voluntary or involuntary, to share equally in the assets of the Company that are available for distribution to the holders of the Common Stock. Each holder of Common Stock of the Company is entitled to one vote per share for all purposes, except that in the election of directors, each holder shall have the right to vote such number of shares for as many persons as there are directors to be elected. Cumulative voting shall not be allowed in the election of directors or for any other purpose, and the holders of Common Stock have no preemptive rights, redemption rights or rights of conversion with respect to the Common Stock. All outstanding shares of Common Stock and all shares underlying the Warrants when issued will be fully paid and nonassessable by the Company. The Board of Directors is authorized to issue additional shares of Common Stock within the limits authorized by the Company's Certificate Of Incorporation and without stockholder action.

     All shares of Common Stock have equal voting rights and voting rights are not cumulative. The holders of more than 50 percent of the shares of Common Stock of the Company could, therefore, if they chose to do so and unless subject to a voting agreement to the contrary, elect all the directors of the Company.

     The Company has not paid any cash dividends since its inception.

     The Company has reserved a sufficient number of shares of Common Stock for issuance upon the exercise of options under the Company's 1997 Stock Option Plan.

Notes

     In November 1998, the Company completed the sale of convertible promissory notes (the "Notes") in the total amount of $2,500,000 in a private placement transaction pursuant to exemptions from federal and state registration requirements.

     The Notes were automatically converted into shares of Series A Preferred Stock (the "Series A Preferred") at the rate of one share for each $100 principal amount of Notes upon approval by the stockholders of the Series A Preferred on April 16, 1999. As a result, no Notes currently are outstanding. For a description of the Series A Preferred, see below "- Series A Preferred Stock".

     Upon conversion of the Notes into Series A Preferred, the Company paid accrued interest on the Notes with Common Stock at a rate based on the weighted average trading price of the Common Stock for 45 days prior to the interest payment date. The aggregate number of shares issued as payment of accrued interest on the Notes was 53,326.

Series A Preferred Stock

     The following is a summary of the rights of the Series A Preferred:

     o    Each share of Series A Preferred has a face value of $100 per share.

     o An annual dividend of 10% is payable on the Series A Preferred semi-annually. The payment will be made either in cash or in Common Stock, at the option of the Company. If paid with Common Stock, the Common Stock will be issued at a rate based on the weighted average trading price of the Common Stock.

     o The Series A Preferred is convertible, in whole or in part, into Common Stock at the rate of one share of Common Stock for each $.60 of face value of Series A Preferred (or 166.67 shares of Common Stock for each $100 face amount share of Series A Preferred). The conversion right may be exercised at any time and from time to time.

     o The Company has the right to require holders to convert their Series A Preferred into Common Stock in the following circumstances:

          o The Company has the right to require that one-third of the outstanding Series A Preferred be converted at any time after October 26, 1999, provided that the market value of the Company's Common Stock is at least $2.40 per share, based on a 45-day weighted average trading price.

          o The Company has the right to require that two-thirds of the outstanding Series A Preferred be converted at any time after October 26, 2000, provided that the market value of the Common Stock is at least $3.60 per share.

          o The Company has the right to require all of the outstanding Series A Preferred be converted beginning at any time after October 26, 2000, provided that the market value of the Common Stock is at least $4.80 per share.

          o The Company shall have the right, beginning October 26, 2000, to require that all the outstanding Series A Preferred be converted if the Corporation has accumulated retained earnings equal to or greater than $3,750,000.

     o In a vote of stockholders, other than for the election of directors of the Company, the holders of the Series A Preferred are entitled to vote the number of votes equal to the number of shares into which the Series A Preferred may be converted, or 167 votes for each share of Series A Preferred.

     o The holders of the Series A Preferred, as a separate class, have the right to elect two members of the Board of Directors of the Company when 10,000 or more shares of Series A Preferred are outstanding. If the Board of Directors is increased to a number greater than six, the holders of the Series A Preferred may elect one-third of the total number of directors when 10,000 or more shares are outstanding. When more than 5,000 shares but less than 10,000 shares of Series A Preferred are outstanding, the holders of Series A Preferred have the right to elect one member of the Board of Directors. If the Board of Directors is increased to a number greater than six, the holders of the Series A Preferred may elect one-sixth of the total number of directors when more than 5,000 shares but less an 10,000 shares are outstanding.

Warrants

     In connection with the sale of the Notes, the Company issued warrants to purchase up to 175,000 shares of the Company's Common Stock at an at an exercise price of $.75 per share. All of the warrants currently are exercisable and all of them expire on October 26, 2003. The Company has the right to repurchase some or all of the warrants before that time, depending on whether the trading price of the Company's Common Stock meets or exceeds certain goals. See also, "TRANSACTIONS BETWEEN THE COMPANY AND RELATED PARTIES - 1998 Private Placement Of Notes".

     The Company also has outstanding warrants to purchase up to an aggregate of 437,500 shares of Common Stock that were issued in the May 1999 private placement. The warrants are exercisable at $2.50 per share until May 14, 2004.

Delaware Anti-Takeover Law

     Generally, Section 203 of the Delaware General Corporation Law, to which the Company is subject, prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) prior to the date of the business combination, the transaction is approved by the board of directors of the corporation, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85 percent of the outstanding voting stock, or (iii) on or after such date the business combination is approved by the board and by the affirmative vote of at least 66 2/3 percent of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes a merger, asset sale and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15 percent or more of the corporation's voting stock.

Transfer Agent And Registrar

     The transfer agent and registrar of the Company is U.S. Stock Transfer Corporation.

                      INACTIVE TRADING OF THE COMMON STOCK

     Although the Company's Common Stock is publicly held, there historically has not been an active trading market for the Common Stock. See "RISK FACTORS - Inactive Trading Of The Common Stock; Possible Volatility Of Stock Price".

     To the extent that there is trading in the Company's Common Stock, of which there is no assurance, the Common Stock trades in the over-the-counter market and is quoted on the OTC Bulletin Board. It is not quoted on the NASDAQ system or any exchange. The closing sale price for the Common Stock on June 17, 1999 was $2.031. It should be assumed that even with this OTC Bulletin Board price quote, there is an extremely limited trading market - and very little liquidity
- for the Company's Common Stock.

                SELLING SECURITY HOLDERS AND PLAN OF DISTRIBUTION

     This prospectus concerns the transfer by the selling stockholders of up to 5,031,366 shares of Common Stock. These shares consist of the following:

     o 4,375,000 shares that were purchased by selling stockholders in a private placement transaction pursuant to exemptions from federal and state registration requirements.

     o Up to 437,500 shares that may be issued to selling stockholders when they exercise warrants to purchase Common Stock that were purchased in the private placement transaction described in the preceding sentence.

     o 218,866 shares of Common Stock that were issued to a selling stockholder as part of the purchase price paid by the Company for working interests in three oil and gas exploration plays.

     The selling stockholders may sell their Common Stock at those prices that they are able to obtain in the market or as otherwise negotiated. The Company will not receive any proceeds from the transfer of the Common Stock by the selling stockholders. The Company will receive proceeds of $2.50 per share upon the exercise, if any, of warrants held by selling stockholders to purchase up to an aggregate of 437,500 shares of Common Stock.

     It is anticipated that the selling stockholders will offer the Common Stock in direct sales to private persons and in open market transactions. The selling stockholders may offer the shares to or through registered broker-dealers who will be paid standard commissions or discounts or other compensation by the selling stockholders. The selling stockholders also may pledge as collateral for loans their Common Stock, warrants, and/or Common Stock to be issued upon exercise of their warrants. This prospectus may be used by the lender to receives the pledge of those securities to sell shares of Common Stock if a loan is not repaid. The selling stockholders have informed the Company that they have not entered into any underwriting arrangement or other agreements with brokers to transfer any or all of the Common Stock offered under this prospectus.


     The following table sets forth the name of each selling stockholder, the number of shares of Common Stock held by each selling stockholder before this offering (including shares issuable upon the exercise of the warrants), the number of shares of Common Stock to be sold by each selling stockholder, and the number of shares owned by each selling stockholder after this offering. None of the selling stockholders has held any position or office, or had any material relationship with the Company or its affiliates in the past three years, except as disclosed in "TRANSACTIONS BETWEEN THE COMPANY AND RELATED PARTIES". For additional information concerning the beneficial ownership of shares by certain of the selling stockholders, see "BENFICIAL OWNERS OF SECURITIES".

                                             Number Of
                                             Shares Of
                                             Common Stock    Number Of       Number Of
                                             Owned Before    Shares To       Shares Owned
Name                                         Offering (1)    Be Offered      After Offering
----                                         ------------    ----------      --------------
Victory Oil Company (2)                      2,904,583       1,031,250 (1)   1,873,333
The Profit Group, Inc.
  Profit Sharing Plan & Trust                  171,875         171,875             -0-
James E. Moore Revocable Trust
  Dated July 28, 1994                          255,000         165,000          90,000
Crown Hill Trusts                              691,667         275,000         416,667
The Common Fund                                 68,750          68,750             -0-
David M. Knott                                  34,375          34,375             -0-
Trinkaus & Burkhardt International              11,000          11,000             -0-
Knott Partners, L.P.                           170,500         170,500             -0-
GAM Knott Hedge Fund, Inc.                      34,375          34,375             -0-
Matterhorn Offshore Fund Ltd.                   24,750          24,750             -0-
Whittier Energy Co.                            166,625          86,625          80,000
Crown Oaks, Inc.
  Profit Sharing Plan & Trust                   68,750          68,750             -0-
Sergei J. Hillery, Jr.                          16,500          16,500             -0-
George W. Voelker                               34,375          34,375             -0-
Victor Frandsen II                             201,042          34,375         166,667
Daniel T. Reiner                               760,417         343,750         416,667
Rubar Colorado Inc.                            194,167          27,500         166,667
S.L. Hutchison (3)                             127,500          27,500         100,000
Mary Ione Berry, Trustee MIB
  Revocable Living Trust UA DTD 3-16-92         16,500          16,500             -0-
GMT, Inc.                                      240,625         240,625             -0-
Bay Resource Partners Offshore Fund, Ltd.      206,250         206,250             -0-
Bay Resource Partners, L.P.                    481,250         481,250             -0-
D. Craig Walker                                171,875         171,875             -0-
Keith F. Carney (4)                            131,400          26,400         105,000
Douglas W. Brandrup                             34,375          34,375             -0-
Victor Frandsen IRA                             34,375          34,375             -0-
Loren C. McPhillips and
  Susan L. Sanchez JTWROS                        8,250           8,250             -0-
Thomas E. Claugus                              110,000         110,000             -0-
KRBS Revocable Living Trust
   DTD March 16, 1992                           16,500          16,500             -0-
Leslie A. Berry Custodian for Katherine I.
  Berry Under The Uniform Gifts to Minors Act   16,500          16,500             -0-
Estancia Petroleum Corporation                  34,375          34,375             -0-
Ann B. Sakowitz                                 24,200          24,200             -0-
Paula L. Santoski                               27,500          27,500             -0-
Susan Hall Forster                               6,875           6,875             -0-
John M. Forster                                 11,000          11,000             -0-
Ralph O. Hellmold                              140,000         110,000          30,000
William D. Forster                              30,657          30,657             -0-

                                       36


Gail D. Forster                                 29,700          29,700             -0-
Efram Zimbalist III                              6,875           6,875             -0-
Patricia M. Baehr Residual Trust DTD 3/26/97    34,375          34,375             -0-
Robert I. Israel                                34,375          34,375             -0-
Joe Sam Robinson Jr.                           220,318         120,318         100,000
Douglas W. Kessler                              17,193          17,193             -0-
US Trust Company, N.A., Trustee
  FBO Charles Richard Knowles, Jr.              68,750          68,750             -0-
John S. Neel                                    82,084          68,750          13,334
Hugh F. Smisson                                125,932          85,932          40,000
Joseph F. Cullman III                          102,375          34,375          68,000
Fidelity Management Trust Co.,
  Trustee FBO Janelle K. Calerich Roth IRA      32,600          17,600          15,000
Eric L. Olofsen                                 22,000          22,000             -0-
Ronald W. Cochran                               46,000          11,000          35,000
Francis B. Barron                                5,200           2,200           3,000
Alan L. Talesnick                               28,425          18,425          10,000
George E. Case III                               6,875           6,875             -0-
Armstrong Resources, LLC                       218,866         218,866             -0-

   TOTAL SHARES TO BE OFFERED                                5,031,366

----------


(1) The number of shares to be sold by the selling stockholders assumes that they exercise all of their warrants to purchase Common Stock, and that they sell all the shares of Common Stock received from the exercise of the warrants. If the selling stockholders sell all the shares that may be sold under this prospectus and all the shares that may be sold under the Company's prospectus dated April 2, 1999 and its prospectus dated April 14, 1999, no selling stockholder will then own more than one percent of the Company's outstanding Common Stock. See also footnote 2, below.

(2) 1,773,333 shares that may be issued to Victory Oil Company may be sold under the Company's prospectus dated April 14, 1999. If Victory Oil Company sells all of its shares that may be sold under the April 14, 1999 prospectus and all of its shares that may be sold under this prospectus, it will then own less than one percent of the Company's outstanding Common
     Stock. For further information regarding beneficial ownership by Victory
     Oil Company of the Company's securities, see "BENEFICIAL OWNERSHIP OF
     SECURITIES".

(3) Mr. Hutchison is a director of the Company. For further information regarding beneficial ownership by Mr. Hutchison of the Company's securities, see "BENEFICIAL OWNERSHIP OF SECURITIES".

(4) Mr. Carney is a director of the Company. For further information regarding beneficial ownership by Mr. Carney of the Company's securities, see
     "BENEFICIAL OWNERSHIP OF SECURITIES".


                   SECURITIES AND EXCHANGE COMMISSION POSITION
                           ON CERTAIN INDEMNIFICATION

     Pursuant to Delaware law, the Company's Board of Directors has the power to indemnify officers and directors, present and former, for expenses incurred by them in connection with any proceeding they are involved in by reason of their being or having been an officer or director of the Company. The person being indemnified must have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company. The Company's Bylaws grant this indemnification to the Company's officers and directors.

     Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                  LEGAL MATTERS

     Patton Boggs LLP, Denver, Colorado, acted as counsel for the Company in connection with this offering, including the validity of the issuance of the securities offered hereby. Attorneys employed by that firm beneficially own 31,750 shares of the Company's Common Stock and warrants to purchase 1,875 shares of Comon Stock.

                                     EXPERTS

     The audited financial statements of the Company appearing in this Prospectus have been examined by Wheeler Wasoff, P.C., independent certified public accountants, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report and upon the authority of said firm as experts in accounting and auditing.

               DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS AND
                              CAUTIONARY STATEMENTS

     This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act Of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act. All statements other than statements of historical fact included in this Prospectus, including without limitation the statements under "PROSPECTUS SUMMARY", "RISK FACTORS", "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS", and "BUSINESS AND PROPERTIES" regarding the Company's financial position, business strategy, plans and objectives of management of the Company for future operations and capital expenditures, are forward-looking statements. Although the Company believes that the expectations reflected in the forward-looking statements and the assumptions upon which the forward-looking statements are based are reasonable, it can give no assurance that such expectations will prove to have been correct.

     Additional statements concerning important factors that could cause actual results to differ materially from the Company's expectations ("Cautionary Statements") are disclosed in the "RISK FACTORS" section and elsewhere in this Prospectus. All written and oral forward-looking statements attributable to the Company or persons acting on its behalf subsequent to the date of this Prospectus are expressly qualified in their entirety by the Cautionary Statements.

                              FINANCIAL INFORMATION

                             PYR ENERGY CORPORATION
                         (A Development Stage Company)

Index To Financial Statements

     Annual Financial Statements
     ---------------------------

          Independent Auditor's Report                                     F-2

          Balance Sheets
              August 31, 1997 and 1998                                     F-3

          Statements of Operations
              Period from Inception (May 31, 1996) to
              December 31, 1996, Eight Months Ended
              August 31, 1997 and Year Ended August 31, 1998               F-4

          Statements of Members'/Stockholders' Equity
              Period from Inception (May 31, 1996) to
              December 31, 1996, Eight Months Ended
              August 31, 1997 and Year Ended August 31, 1998               F-5

          Statements of Cash Flows
              Period from Inception (May 31, 1996) to
              December 31, 1996, Eight Months Ended
              August 31, 1997 and Year Ended August 31, 1998         F-6 - F-7

          Notes to Financial Statements                             F-8 - F-17


Quarterly Financial Statements
------------------------------

          Balance Sheets as of February 28, 1999 (Unaudited)
              and August 31, 1998                                         FQ-1

          Statements of Operations for the Quarter Ended and
              Six Months Ended February 28, 1999 (Unaudited)
              and February 28, 1998 (Unaudited)                           FQ-2

          Statements of Cash Flows for the Six Months Ended
              February 28, 1999 (Unaudited) and
              February 28, 1998 (Unaudited)                               FQ-3

          Notes to Financial Statements                                   FQ-4

          Summary of Significant Accounting Policies                      FQ-4

                          INDEPENDENT AUDITOR'S REPORT


To The Board of Directors and Stockholders
PYR ENERGY CORPORATION

We have audited the accompanying balance sheets of PYR Energy Corporation (a development stage company) as of August 31, 1997 and 1998 and the related statements of operations, members'/stockholders' equity and cash flows for the period from inception (May 31, 1996) to December 31, 1996, for the eight months ended August 31, 1997 and for the year ended August 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PYR Energy Corporation as of August 31, 1997 and 1998, and the results of its operations and its cash flows for the period from inception (May 31, 1996) to December 31, 1996, for the eight months ended August 31, 1997 and for the year ended August 31, 1998 in conformity with generally accepted accounting principles.


                              WHEELER WASOFF, P.C.


Denver, Colorado
October 26, 1998, except for Note 10(c)
as to which the date is November 23, 1998.

                             PYR ENERGY CORPORATION
                          (A Development Stage Company)
                                 BALANCE SHEETS

                                     ASSETS
                                                      August 31,      August 31,
                                                        1997            1998
                                                        ----            ----
CURRENT ASSETS
 Cash                                                $ 1,432,281    $   373,100
 Accounts receivable                                      10,000           --
 Prepaid expenses                                          4,196         16,897
                                                     -----------    -----------

  Total Current Assets                                 1,446,477        389,997
                                                     -----------    -----------

PROPERTY AND EQUIPMENT, at cost                          339,547      2,546,059
                                                     -----------    -----------

OTHER ASSETS                                               3,642          3,546
                                                     -----------    -----------

                                                     $ 1,789,666    $ 2,939,602
                                                     ===========    ===========


                      LIABILITIES AND STOCKHOLDERS' EQUITY


CURRENT LIABILITIES

 Accounts payable                                    $    60,064    $    44,389
 Accrued property exploration and seismic costs           10,184      1,282,500
 Current portion of capital lease obligation                --            1,441
                                                     -----------    -----------

  Total Current Liabilities                               70,248      1,328,330
                                                     -----------    -----------

CAPITAL LEASE OBLIGATION                                    --            2,661
                                                     -----------    -----------

COMMITMENTS AND CONTINGENCIES (Note 5)

STOCKHOLDERS' EQUITY
 Common stock, $.001 par value
  Authorized 30,000,000 shares
  Issued and outstanding 9,154,804 shares                  9,155          9,155
 Capital in excess of par value                        1,768,088      1,768,088
 Deficit accumulated during the development stage        (57,825)      (168,632)
                                                     -----------    -----------

                                                       1,719,418      1,608,611
                                                     -----------    -----------

                                                     $ 1,789,666    $ 2,939,602
                                                     ===========    ===========


    The accompanying notes are an integral part of the financial statements.


                                                PYR ENERGY CORPORATION
                                             (A Development Stage Company)
                                               STATEMENTS OF OPERATIONS

                                                                                                            Cumulative
                                                    Inception         Eight Months          Year               from
                                                  (May 31, 1996)         Ended              Ended          Inception to
                                                  to December 31,      August 31,         August 31,        August 31,
                                                       1996               1997               1998              1998
                                                       ----               ----               ----              ----
REVENUES
 Consulting fees                                   $    37,528        $    80,000        $    10,000        $   127,528
 Interest                                                 --                5,596             36,145             41,741
                                                   -----------        -----------        -----------        -----------

                                                        37,528             85,596             46,145            169,269
                                                   -----------        -----------        -----------        -----------

OPERATING EXPENSES
 General and administrative                             18,518            125,161            675,245            818,924
 Dry hole impairment                                      --                 --               15,000             15,000
 Interest                                                 --                  351                488                839
 Depreciation and amortization                              47              1,004             22,416             23,467
                                                   -----------        -----------        -----------        -----------

                                                        18,565            126,516            713,149            858,230
                                                   -----------        -----------        -----------        -----------

OTHER INCOME
 Gain on sale of oil and gas prospects                    --                 --              556,197            556,197
                                                   -----------        -----------        -----------        -----------

                                                        18,963            (40,920)          (110,807)          (132,764)

INCOME APPLICABLE TO
 PREDECESSOR LLC (Note 1)                              (18,963)           (16,905)              --              (35,868)
                                                   -----------        -----------        -----------        -----------

NET (LOSS)                                         $      --          $   (57,825)       $  (110,807)       $  (168,632)
                                                   ===========        ===========        ===========        ===========

NET INCOME (LOSS) PER
 COMMON SHARE - BASIC AND DILUTED (Note 2)         $      .005        $     (.009)       $     (.012)       $     (.026)
                                                   ===========        ===========        ===========        ===========

WEIGHTED AVERAGE NUMBER
 OF COMMON SHARES
 OUTSTANDING (Note 2)                                4,000,000          4,644,351          9,154,804          6,481,943
                                                   ===========        ===========        ===========        ===========


                        The accompanying notes are an integral part of the financial statements.

                                                          F - 4



                                                     PYR ENERGY CORPORATION
                                                  (A Development Stage Company)
                                           STATEMENTS OF MEMBERS'/STOCKHOLDERS' EQUITY
                                   PERIOD FROM INCEPTION (MAY 31, 1996) TO DECEMBER 31, 1996,
                                EIGHT MONTHS ENDED AUGUST 31, 1997 AND YEAR ENDED AUGUST 31, 1998

                                                                                                                          Deficit
                                                                                                                        Accumulated
                                                                                    Common Stock         Capital in     During the
                                                                Members'     -------------------------   Excess of     Developmental
                                                                 Equity         Shares        Amount     Par Value         Stage
                                                                 ------         ------        ------     ---------         -----

Inception, May 31, 1996                                       $      --             --     $      --     $      --      $      --
Initial member contributions - cash                                 5,000           --            --            --             --
Member contribution- services                                      12,000           --            --            --             --
Distributions to members                                          (24,000)          --            --            --             --
Net income                                                         18,963           --            --            --             --
                                                              -----------    -----------   -----------   -----------    -----------
Balance, December 31, 1996                                         11,963           --            --            --             --
Member contributions - cash                                        23,000           --            --            --             --
Member contribution - services                                     24,000           --            --            --             --
Distributions to members                                          (42,000)          --            --            --             --
Net income - January 1, 1997 to August 5, 1997                     16,905           --            --            --             --
Issuance of common stock to members of PYR Energy,                   --
 LLC upon merger ($.008 per share)                                (33,868)     4,000,000         4,000        29,868           --
Recapitalization of shares issued by Mar prior to merger             --        1,059,804         1,060          (724)          --
Sales of common stock pursuant to private placement at
 $.25 per share                                                      --        2,095,000         2,095       521,655           --
Sale of common stock pursuant to private placement at
 $.75 per share                                                      --        2,000,000         2,000     1,498,000           --
Costs of private placements offerings                                --             --            --        (280,711)          --
Net (loss) August 6, 1997 to August 31, 1997                         --             --            --            --          (57,825)
                                                              -----------    -----------   -----------   -----------    -----------
Balance, August 31, 1997                                             --        9,154,804         9,155     1,768,088        (57,825)
Net (loss)                                                           --             --            --            --         (110,807)
                                                              -----------    -----------   -----------   -----------    -----------
Balance, August 31, 1998                                      $      --        9,154,804   $     9,155   $ 1,768,088    $  (168,632)
                                                              ===========    ===========   ===========   ===========    ===========


                             The accompanying notes are an integral part of the financial statements.

                                                            F - 5



                                                     PYR ENERGY CORPORATION
                                                  (A Development Stage Company)
                                                    STATEMENTS OF CASH FLOWS


                                                                   Inception        Eight Months         Year
                                                                (May 31, 1996)         Ended             Ended           Cumulative
                                                                to December 31,      August 31,        August 31,       Amounts from
                                                                      1996              1997              1998           Inception
                                                                      ----              ----              ----           ---------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income (loss)                                                $    18,963       $   (40,920)      $  (110,807)      $  (132,764)
 Adjustments to reconcile net income (loss) to
  net cash provided by operating activities
   Depreciation and amortization                                           47             1,004            22,416            23,467
   Contributed services                                                12,000            24,000              --              36,000
   Gain on sale of oil and gas prospects                                 --                --            (556,197)         (556,197)
   Dry hole impairment                                                   --                --              15,000            15,000
 Changes in assets and liabilities
  (Increase) decrease in accounts receivable                             (527)           (9,473)           10,000              --
  (Increase) in prepaids                                                 --              (2,591)          (12,700)          (15,291)
  Increase (decrease) in accounts payable                                 527            45,103           (15,675)           29,955
  Increase (decrease) in accrued expenses                                --              10,183           (10,183)             --
  Other                                                                  (474)           (3,277)             --              (3,751)
                                                                  -----------       -----------       -----------       -----------

 Net cash provided (used) by operating activities                      30,536            24,029          (658,146)         (603,581)
                                                                  -----------       -----------       -----------       -----------


CASH FLOWS FROM INVESTING ACTIVITIES
 Cash paid for furniture and equipment                                   --             (29,481)          (43,407)          (72,888)
 Cash paid for undeveloped oil and gas properties                        --            (298,178)       (1,406,613)       (1,704,791)
 Proceeds from sale of oil and gas properties                            --                --           1,050,078         1,050,078
                                                                  -----------       -----------       -----------       -----------

 Net cash (used) in investing activities                                 --            (327,659)         (399,942)         (727,601)
                                                                  -----------       -----------       -----------       -----------


CASH FLOWS FROM FINANCING ACTIVITIES
 Members capital contributions                                          5,000            23,000              --              28,000
 Distributions to members                                             (24,000)          (42,000)             --             (66,000)
 Cash from short-term borrowings                                         --             285,000              --             285,000
 Proceeds from sale of common stock                                      --            (285,000)             --            (285,000)
 Cash paid for offering costs                                            --           2,023,750              --           2,023,750
 Cash paid for offering costs                                            --            (280,711)             --            (280,711)
 Cash received upon recapitalization and merger                          --                 336              --                 336
 Payments on capital lease                                               --                --              (1,093)           (1,093)
                                                                  -----------       -----------       -----------       -----------

 Net cash (used) provided by financing activities                     (19,000)        1,724,375            (1,093)        1,704,282
                                                                  -----------       -----------       -----------       -----------


NET INCREASE (DECREASE) IN CASH                                        11,536         1,420,745        (1,059,181)          373,100

CASH, BEGINNING OF PERIODS                                               --              11,536         1,432,281              --
                                                                  -----------       -----------       -----------       -----------

CASH, END OF PERIODS                                              $    11,536       $ 1,432,281       $   373,100       $   373,100
                                                                  ===========       ===========       ===========       ===========


                             The accompanying notes are an integral part of the financial statements

                                                               F - 6

                             PYR ENERGY CORPORATION
                          (A Development Stage Company)
                      STATEMENTS OF CASH FLOWS (CONTINUED)
           PERIOD FROM INCEPTION (MAY 31, 1996) TO DECEMBER 31, 1996,
        EIGHT MONTHS ENDED AUGUST 31, 1997 AND YEAR ENDED AUGUST 31, 1998


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

     During the eight months ended August 31, 1997 the Company paid cash for interest on short term borrowings of $351.

     During the year ended August 31, 1998 the Company paid cash for interest of $488 on a capital lease.

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

     In August 1997, 4,000,000 shares of common stock were issued to the members of PYR Energy, LLC ("PYR LLC") in exchange for 100 percent of the ownership interests in PYR LLC, for which the net members' equity in PYR LLC was $33,868. These shares were issued pursuant to a plan of reorganization and merger effective August 6, 1997 (Notes 1 and 3).

     During 1996 and 1997 the President of the Company performed services for PYR LLC valued at $12,000 and $24,000, respectively. The value of these services was charged to members' equity as a non-cash capital contribution.


     During the year ended August 31, 1998, the Company entered into a capital lease obligation of $5,195 for office equipment.

                             PYR ENERGY CORPORATION
                          (A Development Stage Company)
                          Notes to Financial Statements



NOTE 1 - ORGANIZATION AND BUSINESS COMBINATION

     PYR Energy Corporation (the "Company"), is an independent energy company engaged in the exploration and acquisition of crude oil and natural gas reserves in the Western United States, including California, and is considered a development stage company as defined by Statement of Financial Accounting Standards (SFAS) No. 7. The Company's predecessor, Mar Ventures Inc. ("Mar"), was incorporated under the laws of the State of Delaware on March 27, 1996 for the purpose of producing and marketing traditional television programming and marketing its film library. Mar was a public company which had no significant operations as of July 31, 1997. On August 6, 1997 Mar acquired all the interests in PYR Energy LLC ("PYR LLC") (a Colorado Limited Liability Company organized on May 31, 1996), a development stage company as defined by SFAS No. 7. PYR LLC, an independent exploration company, was engaged in the acquisition of oil and gas properties for exploration and exploitation in the Rocky Mountain region and California. As of August 31, 1997 PYR LLC had acquired only non-producing leases and acreage and no exploration had been commenced on the properties. Effective August 6, 1997, Mar transferred to its former president substantially all its assets and liabilities that were related to its film library operations. The net assets of Mar exchanged pursuant to the transaction with PYR LLC are as follows:


                             Cash          $   336
                             Assets          1,605
                             Liabilities    (1,605)
                                           -------

                                           $   336
                                           =======


     Upon completion of the acquisition of PYR LLC by Mar, PYR LLC ceased to exist as a separate entity. Mar remained as the legal surviving entity and, effective November 12, 1997, Mar changed its name to PYR Energy Corporation. For financial reporting purposes, the business combination was accounted for as an additional capitalization of Mar (a reverse acquisition with PYR LLC as the acquirer). The accompanying financial statements as of December 31, 1996 and August 31, 1997 and for the periods then ended are those of PYR LLC. The operations of PYR LLC will be the only continuing operations of the Company.

     Prior to the business combination, Mar loaned $275,000 to PYR LLC for amounts owed by PYR LLC with respect to its oil and gas operations. The loan was eliminated in conjunction with the successful completion of the combination of PYR LLC and Mar.

     The Company is an exploration stage oil and gas company and as of August 31, 1998, has not earned any production revenue nor found proved reserves on any of its properties. The Company's efforts, since August 1997, have been in financing activities and the acquisition of unproven properties and related seismic data. The Company has entered into participation and farm-in agreements with industry partners on certain of its properties pursuant to which these partners have acquired, for cash, interests in the Company's properties. During the year ended August 31, 1998, drilling of two test wells was commenced, with one well being plugged and abandoned and the other suffering a blowout. (See Note 10 (c)).

                             PYR ENERGY CORPORATION
                          (A Development Stage Company)
                          Notes to Financial Statements



NOTE 1 - ORGANIZATION AND BUSINESS COMBINATION (CONTINUED)

     The Company's ability to continue operations is dependent on finding proved reserves, achieving positive cash flow from production revenue, conversion of notes to Series A Preferred Stock (See Note 10 (a)) and/or obtaining additional financing and the continuation of entering into agreements with industry partners for the exploration and ultimate development of the Company's oil and gas prospects. Although cash received from the sale of convertible debt in October 1998 (See Note 10 (a)) may be sufficient to sustain operations for the fiscal year ended August 31, 1999, management intends to obtain additional funding for corporate operations and exploration of properties by entering into agreements with industry partners for sale and purchase of interests in the Company's oil and gas prospects and participation in the exploration of these prospects.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PROPERTY AND EQUIPMENT

     Furniture and equipment is recorded at cost. Depreciation and amortization of assets under capital lease is provided by use of the straight-line method over the estimated useful lives of the related assets of three to five years.

     Expenditures for replacements, renewals, and betterments are capitalized. Maintenance and repairs are charged to operations as incurred.

     OIL AND GAS PROPERTIES

     The Company follows the full cost method to account for its oil and gas exploration and development activities. Under the full cost method, all costs incurred which are directly related to oil and gas exploration and development are capitalized and subjected to depreciation and depletion. Depletable costs also include estimates of future development costs of proved reserves. Costs related to undeveloped oil and gas properties may be excluded from depletable costs until such properties are evaluated as either proved or unproved. The net capitalized costs are subject to a ceiling limitation. Gains or losses upon disposition of oil and gas properties are treated as adjustments to capitalized costs, unless the disposition represents a significant portion of the Company's proved reserves. A separate cost center is maintained for expenditures applicable to each country in which the Company conducts exploration and/ or production activities.

     Undeveloped oil and gas prospects consist of leases and acreage acquired by the Company for its' exploration and development activities, including the cost of seismic data acquisition and evaluation, and drilling costs for exploration wells. The cost of these non-producing leases is recorded at the lower of cost or fair market value.

                             PYR ENERGY CORPORATION
                          (A Development Stage Company)
                          Notes to Financial Statements



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     The Company has adopted SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" which requires that long-lived assets to be held and used be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of SFAS 121 has not had an impact on the Company's financial statements, as the Company has determined that no impairment loss for 1998 needs to be recognized for applicable assets of continuing operations.

     ORGANIZATION COSTS

     Costs related to the organization of the Company have been capitalized and are being amortized over a period of five years.

     INCOME TAXES

     The Company has adopted the provisions of SFAS No. 109, "Accounting for Income Taxes". SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

     PYR LLC was taxed as a Limited Liability Company until August 6, 1997, and as such was not subject to federal and state income tax. Earnings and losses through that date were included in the personal tax returns of its members, and PYR LLC did not record an income tax provision.

     At August 31, 1998, the Company had a net operating loss carryforward of approximately $85,000 that may be offset against future taxable income through 2013.

     The Company has fully reserved the $21,000 tax benefit of operating loss carryforwards, by a valuation allowance of the same amount, because the likelihood of realization of the tax benefit cannot be determined. The total tax benefit is attributable to 1997.

     Temporary differences between the time of reporting certain items for financial and tax reporting purposes consist primarily of exploration costs on oil and gas properties.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                             PYR ENERGY CORPORATION
                          (A Development Stage Company)
                          Notes to Financial Statements



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     INCOME (LOSS) PER SHARE

     (Loss) per common share at August 31, 1998 is computed based on the weighted average number of common shares outstanding during the period then ended. Common shares issued to the members of PYR LLC upon completion of Mar's merger with PYR LLC (Note 1) are considered outstanding for all periods presented. Convertible equity instruments, such as stock options and warrants, are not considered in the calculation of net loss per share as their inclusion would be antidilutive.

     Income (loss) per share has been computed on a pro forma basis based on the income (loss) of PYR LLC for the period from inception to December 31, 1996 and the eight months ended August 31, 1997 as if PYR LLC was a corporation and not a limited liability company, which distributes its earnings and losses to its members.

     SHARE BASED COMPENSATION

     In October 1995, SFAS No. 123 "Accounting for Stock-Based Compensation" was issued. This new standard defines a fair value based method of accounting for an employee stock option or similar equity instrument. This statement gives entities a choice of recognizing related compensation expense by adopting the new fair value method or to continue to measure compensation using the intrinsic value approach under Accounting Principles Board (APB) Opinion No. 25. The Company has elected to utilize APB No. 25 for measurement; and will, pursuant to SFAS No. 123, disclose supplementally the pro forma effects on net income and earnings per share of using the new measurement criteria. During the eight months ended August 31, 1997, the Company issued options to purchase shares of its common stock (Note 4). The effect of this issuance on pro forma net income and earnings per share is not material.

     CASH EQUIVALENTS

     For purposes of reporting cash flows, the Company considers as cash equivalents all highly liquid investments with a maturity of three months or less at the time of purchase. On occasion, the Company has cash in banks in excess of federally insured amounts. At August 31, 1997 and 1998, there were no cash equivalents.

     NEW TECHNICAL PRONOUNCEMENTS

     In February 1997 SFAS No. 128, "Earnings Per Share" was issued effective for periods ending after December 15, 1997. There is no impact on the Company's financial statements from adoption of SFAS No. 128.

     In February 1997 SFAS No. 129, "Disclosure of Information about Capital Structure" was issued effective for periods ending after December 15, 1997. The Company has adopted the disclosure provisions of SFAS No. 129 effective with the fiscal year ended August 31, 1998.

     In June 1997 SFAS No. 130, "Reporting Comprehensive Income", was issued for fiscal years beginning after December 31, 1997, with earlier application permitted. The Company has elected to adopt SFAS No. 130 effective with the fiscal year ending August 31, 1999. Adoption of SFAS No. 130 is not expected to have a material impact on the Company's financial statements.

                             PYR ENERGY CORPORATION
                          (A Development Stage Company)
                          Notes to Financial Statements



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


     In June 1997 SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" was issued effective for fiscal years beginning after December 31, 1997, with earlier application permitted. The Company has elected to adopt SFAS No. 131 effective with the fiscal year ending August 31, 1999. Adoption of SFAS No. 131 is not expected to have a material impact on the Company's financial statements.

     In February 1998 SFAS No. 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits", was issued effective for fiscal years beginning after December 15, 1997, with earlier application encouraged. The Company has elected to adopt SFAS No. 132 effective with the fiscal year ending August 31, 1999. Adoption of SFAS No. 132 is not expected to have a material impact on the Company's financial statements.

     In June 1998 SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", was issued for fiscal years beginning after June 15, 1999. Adoption of SFAS No. 133 is not expected to have a material impact on the Company's financial statements.

NOTE 3 - PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                    August 31,     August 31,
                                                       1997           1998
                                                       ----           ----

     Furniture and equipment                       $    29,481    $    72,888
     Asset under capital lease                            --            5,195
                                                   -----------    -----------
                                                        29,481         78,083

     Less accumulated depreciation
      and amortization                                    (941)       (23,262)
                                                   -----------    -----------
                                                        28,540         54,821

     Undeveloped oil and gas prospects                 311,007      2,491,238
                                                   -----------    -----------

                                                   $   339,547    $ 2,546,059
                                                   ===========    ===========



     During the year ended August 31, 1998, the Company charged to operations $15,000 as an allocation of its cost basis in a dry hole in which it had a carried working interest. This allocation was based on the Company's estimate that this drill location had no future value. The Company reviews and determines the cost basis of drilling prospects on a drilling location basis.

     Depreciation expense for the years ended August 31, 1997 and August 31, 1998 was $941 and $22,321, respectively.

                             PYR ENERGY CORPORATION
                          (A Development Stage Company)
                          Notes to Financial Statements



NOTE 4 - CAPITAL LEASE OBLIGATION

     Capitalized lease obligation at August 31, 1998 consists of a lease for office equipment, repayable in monthly installments of $150 with interest at 10.5%.

     Maturity of this obligation is as follows:

     Year ending August 31,
     1999                                    $1,441
     2000                                     1,616
     2001                                     1,045

     Future minimum payments on capitalized leases are as follows:

     Year ending August 31,
     1999                                                    $1,803
     2000                                                     1,803
     2001                                                     1,062
                                                             ------
                                                              4,668
     Less amount representing interest                          566
                                                             ------

     Present value of net minimum lease payments              4,102

     Less current maturity                                    1,441
                                                             ------

     Long-term portion                                       $2,661
                                                             ======


NOTE 5 - COMMON STOCK

     Effective August 6, 1997 Mar completed a merger with PYR LLC (Note 1). In conjunction with the merger, the members of PYR LLC received 4,000,000 shares of common stock of Mar. These shares were recorded at the net member equity of PYR LLC as of that date of $33,868. The 1,059,804 Mar shares outstanding as of the date of merger were recapitalized to the net assets of Mar of $336. For financial statement reporting purposes, this was treated as a reverse acquisition whereby PYR LLC was considered the surviving and reporting entity. For legal purposes, however, Mar remained as the surviving entity, therefore the capital structure of the Company was accordingly restated.

     In July 1997, the Company completed the sale of common stock and warrants pursuant to a private placement as follows:

     * 2,095,000 units, at a price of $.25 per unit, consisting of 2,095,000 shares of common stock, warrants to purchase 1,047,500 shares of common stock at an exercise price of $1.25 per share before October 31, 1997, and warrants to purchase 1,047,500 shares of common stock at an exercise price of $1.75 per share before January 31, 1998. Subsequent to the offering, each of the warrant expiration dates was extended one or more times, and all the warrants ultimately expired without having been exercised.

                             PYR ENERGY CORPORATION
                          (A Development Stage Company)
                          Notes to Financial Statements



NOTE 5 - COMMON STOCK (CONTINUED)

     In August 1997, the Company completed the sale of common stock and warrants pursuant to a private placement as follows:

     * 2,000,000 units, at a price of $.75 per unit, consisting of 2,000,000 shares of common stock, warrants to purchase 1,000,000 shares of common stock at an exercise price of $1.25 per share before October 31, 1997, and warrants to purchase 1,000,000 shares of common stock at an exercise price of $1.75 per share before January 31, 1998. Subsequent to the offering, each of the warrant expiration dates was extended one or more times, and all the warrants ultimately expired without having been exercised.

     Proceeds from these offerings were $523,750 and $1,500,000, respectively, before costs of the offerings of $280,711.

NOTE 6 - STOCK OPTION PLAN

     In August 1997, the Board of Directors approved the 1997 Stock Option Plan (the "1997 Plan"). Pursuant to the 1997 Plan, the Company may grant options to purchase 1,000,000 shares of the Company's common stock to key employees and other persons who have or are contributing to the success of the Company. The options granted pursuant to the 1997 Plan may be either incentive options qualifying for beneficial tax treatment for the recipient or non-qualified options. The 1997 Plan will be administered by the Option Committee, which may consist of either (i) the Company's Board of Directors, or (ii) a Committee, appointed by the Board of Directors, of two or more non-employee directors. No option may be exercisable more than ten years after the granting of the option, and no options may be granted under the 1997 Plan after August 13, 2007. The exercise price of incentive options granted can not be less than the fair market value of the underlying common stock on the date the options are granted.

     The status of outstanding options granted pursuant to the 1997 Plan was as follows:

                                              Number     Weighted      Weighted
                                                of        Average       Average
                                              Shares  Exercise Price  Fair Value
                                              ------  --------------  ----------

     Options Outstanding - Inception             --         --             --
     Granted                                  171,000     $1.50            --
                                              -------

     Options Outstanding - August 31, 1997    171,000     $1.50            --
      (None exercisable)
     Expired                                  (60,000)
     Granted                                  135,000     $1.40          $ .31
                                              -------

     Options Outstanding - August 31, 1998    246,000     $1.46          $ .26
      (37,000 exercisable)                    =======

                             PYR ENERGY CORPORATION
                          (A Development Stage Company)
                          Notes to Financial Statements



NOTE 6 - STOCK OPTION PLAN (CONTINUED)

     The Company has adopted the disclosure-only provisions of SFAS No. 123. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date consistent with the provisions of SFAS No. 123, the Company's net loss and loss per share for 1998 would have been increased to the pro forma amounts indicated below:

     Net (loss) applicable to common stockholders - as reported    $  (110,807)
                                                                   ===========
     Net (loss) applicable to common stockholders - pro forma      $  (124,555)
                                                                   ===========
     (Loss) per share - as reported                                $      (.01)
                                                                   ===========
     (Loss) per share - pro forma                                  $      (.01)
                                                                   ===========
     Weighted average fair value of options granted in 1998        $       .31
                                                                   ===========


     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants: dividend yield of 0%; expected volatility of 25% to 75%; discount rate of 5.50%; and expected lives of 3 to 5 years.

     At August 31, 1998 the number of options exercisable was 37,000, the weighted average exercise price of these options was $1.50, the weighted average contractual life of the options was 5 years and the exercise price was $1.50 per share.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

     The Company has entered into a non-cancelable lease, as amended, for office facilities. Minimum payments due under this lease are as follows:

         Years ending August 31,

         1999                                           $39,768
         2000                                            39,768
         2001                                            39,768


     Rent expense was $0, $8,694 and $35,539 for the period from inception to December 31, 1996, for the eight months ended August 31, 1997 and for the year ended August 31, 1998, respectively.

     The Company has acquired leases covering 2,080 acres in Wyoming from the Bureau of Land Management ("BLM"). In order to maintain its rights to explore these properties, the Company is obligated to pay the BLM a maximum aggregate $3,120 annually for the undeveloped acres under lease. The amount due has been paid for the lease period October 1, 1998 to September 30, 1999.

     The Company entered into an agreement with Chevron U.S.A. Production Company ("Chevron") for the Company to farm-in oil and gas prospects located in the San Joaquin basin of California. The Company paid $275,000 upon execution of the agreement for certain rights including access to certain proprietary 2D and 3D seismic data. The agreement provides for exclusive rights to undertake oil and gas drilling and development operations on lands owned in fee by Chevron. As part of the agreement, the

                             PYR ENERGY CORPORATION
                          (A Development Stage Company)
                          Notes to Financial Statements



NOTE 7 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

     Company has an option to undertake the acquisition of additional 3D seismic data and has agreed to drill a test well on a portion of the prospect areas. In addition, as part of the agreement, the Company has agreed to drill an additional test well on another portion of the prospect areas.

     The Company may be subject to various possible contingencies which are primarily from interpretations of federal and state laws and regulations affecting the oil and gas industry. Although management believes it has complied with the various laws and regulations, new rulings and interpretations may require the Company to make adjustments.

NOTE 8 - RELATED PARTY TRANSACTIONS

     In 1996 and 1997 the President of the Company performed services for PYR LLC valued at $12,000 and $24,000, respectively. The value ascribed to these services was charged to members' equity during each of the periods ended December 31, 1996 and August 6, 1997 as a capital contribution.

     In 1997 the Company paid an aggregate $14,000 in consulting fees to its President and an entity owned by an officer of the Company; and borrowed an aggregate $8,000 from two officers of the Company. The amount borrowed was repaid with interest, at 8%, of $280 by August 31, 1997.

     In 1998 the Company paid $43,530 for services provided to the Company by an entity controlled by a former director of the Company.

NOTE 9 - FINANCIAL INSTRUMENTS

     FAIR VALUE

     The carrying amount reported in the balance sheet for cash, prepaid expenses, accounts payable and accrued liabilities approximates fair value because of the immediate or short-term maturity of these financial instruments.

     CONCENTRATION OF CREDIT RISK

     Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash. The Company maintains cash accounts at one financial institution. At August 31, 1998, cash on deposit at this financial institution exceeded federally insured amounts by approximately $270,000. The Company periodically evaluates the credit worthiness of financial institutions, and maintains cash accounts only in large high quality financial institutions, thereby minimizing exposure for deposits in excess of federally insured amounts.


NOTE 10 - SUBSEQUENT EVENTS

     (a) In October 1998 the Company completed the sale of $2,300,000, of a maximum $2,500,000, 10% convertible notes, due October 1999. The notes are convertible into an aggregate 23,000 shares of a newly designed Series A Preferred Stock of the Company. The Company must obtain

                             PYR ENERGY CORPORATION
                          (A Development Stage Company)
                          Notes to Financial Statements



NOTE 10 - SUBSEQUENT EVENTS (CONTINUED)

          shareholder approval for authorization of the Series A Preferred Stock. If authorization is not obtained by April 1999, the note holders may demand payment of principal and interest of the note, or elect to convert the principal balance of the notes into shares of the Company's common stock, at the rate of $.30 per share. In conjunction with the sale of $1,500,000 of the notes, the Company agreed to pay a finders fee consisting of $45,000 and warrants to purchase 175,000 shares of the Company's common stock at an exercise price of $.75 per share for a period of five years.

     (b) In October 1998 the Company issued an aggregate of 266,666 shares of its common stock for assignment to the Company of certain undeveloped oil and gas prospects in California, including oil and gas leases, seismic data and intellectual property.

     (c) On November 23, 1998, the Company's test well being drilled on its East Lost Hills prospect suffered a blowout. The operator of the well is attempting to get the blowout under control. If and when this is achieved, the Company and the other working interest owners will evaluate the situation and determine the manner for proceeding. The financial accounting impact of this blowout, and any potential environmental implications, will be reflected, pursuant to the Company's accounting policies for oil and gas properties, during the fiscal year ended August 31, 1999.



                             PYR ENERGY CORPORATION
                          (A Development Stage Company)
                                 BALANCE SHEETS

                                     ASSETS

                                                           2/28/99        8/31/98
                                                         (UNAUDITED)
CURRENT ASSETS
  Cash                                                   $   711,367    $   373,100
  Deposits and prepaid expenses                              128,128         16,897
                                                         -----------    -----------
    Total Current Assets                                     839,495        389,997
                                                         -----------    -----------

PROPERTY AND EQUIPMENT, at cost
  Furniture and equipment, net                                44,503         54,821
  Undeveloped oil and gas prospects                        3,060,053      2,491,238
                                                         -----------    -----------
                                                           3,104,556      2,546,059
                                                         -----------    -----------
OTHER ASSETS, net                                             58,120          3,546
                                                         -----------    -----------
                                                         $ 4,002,171    $ 2,939,602
                                                         ===========    ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable                                       $    15,856    $    44,389
  Accrued and other liabilities                               11,000           --
  Interest payable                                            84,603           --
  Current portion of capital lease obligation                  1,543          1,441
  Convertible Debentures                                   2,500,000           --
  Accrued seismic and exploration costs                         --        1,282,500
                                                         -----------    -----------
    Total Current Liabilities                              2,613,002      1,328,330
                                                         -----------    -----------
  Capital lease obligation                                     1,860          2,661
                                                         -----------    -----------
    Total Liabilities                                      2,614,862      1,330,991

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
  Common stock, $.001 par value
        Authorized 30,000,000 shares
        Issued and outstanding - 9,421,470 shares
            at 2/28/99 and 9,154,804 shares at 8/31/98         9,421          9,155
  Capital in excess of par value                           1,967,821      1,768,088
  Retained earnings/(accumulated deficit)                   (589,933)      (168,632)
                                                         -----------    -----------
                                                           1,387,309      1,608,611
                                                         -----------    -----------
                                                         $ 4,002,171    $ 2,939,602
                                                         ===========    ===========

                                      FQ-1



                                        PYR ENERGY CORPORATION
                                    (A Development Stage Company)
                                       STATEMENTS OF OPERATIONS
                                               (UNAUDITED)


                                     Three         Three           Six            Six
                                     Months        Months         Months         Months       Inception
                                     Ended         Ended          Ended          Ended         Through
                                    2/28/99        2/28/98        2/28/99        2/28/98       2/28/99
                                    -------        -------        -------        -------       -------

REVENUES
  Consulting Fees                 $      --      $      --      $      --      $    10,000    $   127,528
  Interest                             11,076         10,806         15,601         26,545         57,342
  Gain on asset sale                                 556,197                       556,197        556,197
                                  -----------    -----------    -----------    -----------    -----------
                                       11,076        567,003         15,601        592,742        741,067


OPERATING EXPENSES
  General and administrative          174,299        173,373        312,074        361,290      1,130,998
  Dry hole impairment                    --             --             --             --           15,000
  Interest                             82,204            217        112,036            217        112,875
  Depreciation and amortization         6,407          6,427         12,793          9,760         36,260
                                  -----------    -----------    -----------    -----------    -----------
                                      262,910        180,017        436,903        371,267      1,295,133

NET INCOME BEFORE INCOME TAXES       (251,834)       386,986       (421,302)       221,475       (554,066)



   Income Taxes                          --            6,240           --            6,240           --

                                     (251,834)       380,746       (421,302)       215,235       (554,066)

INCOME APPLICABLE TO
   PREDECESSOR LLC                       --             --             --             --          (35,868)
                                  -----------    -----------    -----------    -----------    -----------

NET (LOSS) INCOME                 $  (251,834)   $   380,746    $  (421,302)   $   215,235    $  (589,934)
                                  ===========    ===========    ===========    ===========    ===========

NET INCOME (LOSS) PER COMMON
  SHARE  -BASIC AND DILUTED       $     (.027)   $      .042    $     (.045)   $      .024    $     (.089)
                                  ===========    ===========    ===========    ===========    ===========

WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING        9,421,470      9,154,804      9,288,139      9,154,804      6,658,899



                                                FQ-2


                                       PYR ENERGY CORPORATION
                                    (A Development Stage Company)
                                      STATEMENTS OF CASH FLOWS
                                             (UNAUDITED)

                                                                                            Cumulative
                                                             Six Months     Six Months    from Inception
                                                            Ended 2/28/99  Ended 2/28/98    to 2/28/99
                                                            -------------  -------------    ----------

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                          $  (421,302)   $   215,235    $  (554,066)
  Adjustments to reconcile net income (loss) to net
     cash provided by operating activities
    Gain on sale of assets                                          --         (556,197)      (556,197)
    Depreciation and amortization                                 12,793          9,760         36,260
    Amortization of deferred financing costs                      27,224           --           27,224
    Contributed services                                            --             --           36,000
    Dry hole impairment                                             --             --           15,000
    Changes in assets and liabilities
      (Increase)/decrease in receivables                            --         (383,047)          --
      (Increase)/decrease in deposits and prepaids              (111,231)       (17,482)      (126,522)
      Increase/(decrease) in accounts payable                    (28,533)       (24,855)         1,422
      Increase/(decrease) in accrued and other liabilities        95,603         (2,564)        95,603
      Other                                                         --             --           (3,751)
                                                             -----------    -----------    -----------
Net cash provided/(used) by operating activities                (425,446)      (759,150)    (1,029,027)
                                                             -----------    -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of oil and gas interests                       --          850,078      1,050,078
  Cash paid for furniture and equipment                           (2,563)       (48,602)       (75,451)
  Cash paid for undeveloped oil and gas properties            (1,651,227)       396,925)    (3,356,018)
                                                             -----------    -----------    -----------
Net cash provided/(used) in investing activities              (1,653,790)       404,551     (2,381,391)
                                                             -----------    -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Members capital contributions                                     --             --           28,000
  Distributions to members                                          --             --          (66,000)
  Cash from short-term borrowings                                   --             --          285,000
  Repayments of short-term borrowings                               --             --         (285,000)
  Proceeds from sale of common stock                                --             --        2,023,750
  Cash paid for offering costs                                      --             --         (280,711)
  Proceeds from convertible debentures                         2,500,000           --        2,500,000
  Cash paid for deferred financing costs                         (81,798)          --          (81,798)
  Payments on capital lease                                         (699)          --           (1,792)
  Cash received upon recapitalization and merger                    --             --              336
                                                             -----------    -----------    -----------
Net cash (used) provided by financing activities               2,417,503          3,281      4,121,785
                                                             -----------    -----------    -----------
NET INCREASE/(DECREASE) IN CASH                                  338,267       (351,318)       711,367
CASH, BEGINNING OF PERIODS                                       373,100      1,432,281           --
                                                             -----------    -----------    -----------
CASH, END OF PERIODS                                         $   711,367    $ 1,080,963    $   711,367
                                                             ===========    ===========    ===========


                                               FQ-3


                             PYR ENERGY CORPORATION
                          (A Development Stage Company)
                          Notes to Financial Statements
                                February 28, 1999

The accompanying interim financial statements of PYR Energy Corporation (the "Company") are unaudited. In the opinion of management, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the interim period.

The financial statements included herein have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. Management believes the disclosures made are adequate to make the information not misleading and recommends that these condensed financial statements be read in conjunction with the financial statements and notes included in the Company's Form 10-KSB/A1 as of August 31, 1998.

PYR Energy Corporation (formerly known as Mar Ventures Inc. ("Mar")) was incorporated under the laws of the State of Delaware on March 27, 1996. Mar had been a public company which had no significant operations as of July 31, 1997. On August 6, 1997 Mar acquired all the interests in PYR Energy LLC ("PYR LLC") (a Colorado Limited Liability Company organized on May 31, 1996), a development stage company as defined by Statement of Financial Accounting Standards (SFAS) No. 7. PYR LLC, an independent oil and gas exploration company, had been engaged in the acquisition of undeveloped oil and gas interests for exploration and exploitation in the Rocky Mountain region and California. As of August 6, 1997 PYR LLC had acquired only non-producing leases and acreage and no exploration had been commenced on the properties. Upon completion of the acquisition of PYR LLC by Mar, PYR LLC ceased to exist as a separate entity. Mar remained as the legal surviving entity and, effective November 12, 1997, Mar changed its name to PYR Energy Corporation.



SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     CASH EQUIVALENTS - For purposes of reporting cash flows, the Company considers as cash equivalents all highly liquid investments with a maturity of three months or less at the time of purchase. At February 28, 1999, there were no cash equivalents.

     PROPERTY AND EQUIPMENT - Furniture and equipment is recorded at cost. Depreciation is provided by use of the straight-line method over the estimated useful lives of the related assets of three to five years.

     Expenditures for replacements, renewals, and betterments are capitalized. Maintenance and repairs are charged to operations as incurred.

     OIL AND GAS PROPERTIES - The Company follows the full cost method to account for its oil and gas exploration and development activities. Under the full cost method, all costs incurred which are directly related to oil and gas exploration and development are capitalized and subjected to depreciation and depletion. Depletable costs also include estimates of future development costs of proved reserves. Costs related to undeveloped oil and gas properties may be excluded from depletable costs until such properties are evaluated as either proved or unproved. The net capitalized costs are subject to a ceiling limitation. Gains or losses upon disposition of oil and gas properties are treated as adjustments to capitalized costs, unless the disposition represents a significant portion of the Company's proved reserves. A separate cost center is maintained for expenditures applicable to each country in which the Company conducts exploration and/or production activities.

     Undeveloped oil and gas properties consists primarily of leases and acreage acquired by the Company for its exploration and development activities. The cost of these non-producing leases is recorded at the lower of cost or fair market value.

     The Company has adopted SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" which requires that long-lived assets to be held and used be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of SFAS 121 has not had an impact on the Company's financial statements, as the Company has determined that no impairment loss through February 28, 1999 need to be recognized for applicable assets of continuing operations.

     ORGANIZATION COSTS - Costs related to the organization of the Company have been capitalized and are being amortized over a period of five years.

     INCOME TAXES - The Company has adopted the provisions of SFAS No. 109, "Accounting for Income Taxes". SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

      ___________________________

Dealer Prospectus Delivery Obligation

Until (insert date), all dealers that
effect transactions in these securities,
whether or not participating in this
offering, may be required to deliver a
prospectus. This is in addition to the
dealers' obligation to deliver a
prospectus when acting as underwriters
and with respect to their unsold                   PYR ENERGY CORPORATION
allotments or subscriptions.                  5,031,366 Shares of Common Stock

      ___________________________

          TABLE OF CONTENTS

                                    Page

PROSPECTUS SUMMARY..................   2
RISK FACTORS........................   4          _________________________
PRICE RANGE OF COMMON STOCK.........   8
DIVIDEND POLICY.....................   9             SELLING STOCKHOLDER
BUSINESS AND PROPERTIES.............   9                 PROSPECTUS
MANAGEMENT'S DISCUSSION AND                       _________________________
  ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.........  19
MANAGEMENT..........................  23
EXECUTIVE COMPENSATION..............  26
BENEFICIAL OWNERS OF SECURITIES.....  27
TRANSACTIONS BETWEEN THE
  COMPANY AND RELATED PARTIES.......  29
DESCRIPTION OF SECURITIES...........  32
INACTIVE TRADING OF THE
  COMMON STOCK......................  34                June __, 1999
SELLING SECURITY HOLDERS AND PLAN OF
  DISTRIBUTION......................  35
SECURITIES AND EXCHANGE
  COMMISSION POSITION ON
  CERTAIN INDEMNIFICATION...........  37
LEGAL MATTERS.......................  38
EXPERTS.............................  38
FINANCIAL INFORMATION............... F-1

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification Of Directors And Officers.

     The Delaware General Corporation Law provides for indemnification by a corporation of costs incurred by directors, employees, and agents in connection with an action, suit, or proceeding brought by reason of their position as a director, employee, or agent. The person being indemnified must have acted in good faith and in a manner that the person reasonably believed to be in or not opposed to the best interests of the corporation.

     In addition to the general indemnification section, Delaware law provides further protection for directors under Section 102(b)(7) of the General Corporation Law of Delaware. This section was enacted in June 1986 and allows a Delaware corporation to include in its Certificate Of Incorporation a provision that eliminates and limits certain personal liability of a director for monetary damages for certain breaches of the director's fiduciary duty of care, provided that any such provision does not (in the words of the statute) do any of the following:

     "eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of this Title [dealing with willful or negligent violation of the statutory provision concerning dividends, stock purchases and redemptions], or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective. . ."

     The Board Of Directors is empowered to make other indemnification as authorized by the Certificate Of Incorporation, Bylaws or corporate resolution so long as the indemnification is consistent with the Delaware General Corporation Law. Under the Company's Bylaws, the Company is required to indemnify its directors, officers, and other representatives of the Company for costs incurred by each of them in connection with any action, suit, or proceeding brought by reason of their position as a director, officer, or representative.

Item 25. Other Expenses Of Issuance And Distribution.

     The following is an itemization of all expenses (subject to future contingencies) incurred or to be incurred by the Registrant in connection with the registration of the securities being offered. The selling stockholders will not pay any of the following expenses.

     Registration and filing fee..................................... $ 3,298
     Printing (1).................................................... $ 5,000
     Accounting fees (1)............................................. $ 1,000
     Legal fees (1).................................................. $ 7,500
     Miscellaneous (1)............................................... $   202
                                                                      -------
            Total (1)                                                 $17,000
                                                                      =======
----------

(1)  Estimated

Item 26. Recent Sales Of Unregistered Securities.

     The Company was organized as a wholly owned subsidiary of Bexy Communications, Inc., a Delaware corporation ("Bexy"). The Company issued 452,000 shares of Common Stock to Bexy in April 1996 in exchange for certain assets of Bexy valued at approximately $110,000. The Company also assumed certain liabilities of Bexy valued at approximately $84,000 in that transaction. Those shares were issued in reliance on an exemption from registration under
Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act").

     The Company issued 28,000 shares of Common Stock in August, 1996 to a limited number of persons for services rendered to the Company valued at $2,800. These shares were issued in reliance on an exemption from registration under Section 4(2) of the Securities Act.

     The Company issued 358,654 shares of Common Stock in December 1996 to a former president and principal stockholder in satisfaction of a $46,625 liability owed by the Company to that former president. These shares were issued in reliance on an exemption from registration under Section 4(2) of the Securities Act.

     The Company completed an offering to a limited number of offerees in July 1997 pursuant to an exemption from registration in accordance with Rule 506 of Regulation D under the Securities Act. The Company sold in that offering an aggregate of 2,095,000 units at $.25 per unit, with each unit consisting of one share of Common Stock, a Class A Warrant, and a Class B Warrant.

     The Company completed an offering to a limited number of offerees in August 1997 pursuant to an exemption from registration in accordance with Rule 506 of Regulation D under the Securities Act. The Company sold in that offering an aggregate of 2,000,000 units at $.75 per unit, with each unit consisting of one share of Common Stock, a Class A Warrant, and a Class B Warrant.

     The Company completed an offering to a limited number of offerees in November 1998 pursuant to an exemption from registration in accordance with Rule 506 of Regulation D under the Securities Act. The Company sold in that offering an aggregate of $2,500,000 of convertible promissory notes which were subsequently converted into shares of Series A Preferred Stock, which in turn are convertible into shares of Common Stock.

     The Company completed an offering to a limited number of offerees in May 1999 pursuant to an exemption from registration in accordance with Rule 506 of Regulation D under the Securities Act. The Company sold in that offering an aggregate of 437,500 units at $16.00 per unit, with each unit consisting of ten shares of Common Stock and a warrant to purchase one share of Common Stock.

Item 27. Exhibits.

     The following is a complete list of Exhibits filed as part of this Registration Statement, which Exhibits are incorporated herein.

Number    Description
------    -----------

3.1 Certificate Of Incorporation filed with the Delaware Secretary Of State on March 27, 1996 (1)

3.2 Certificate Of Amendment to the Certificate of Incorporation effective as of November 12, 1997 filed with the Delaware Secretary Of State (5)

3.3       Bylaws (1)

4.1       Specimen Common Stock Certificate (4)

4.2       Specimen Series A Preferred Stock Certificate

4.3 Certificate Of Designation concerning Series A Preferred Stock filed with the Delaware Secretary Of State on April 16, 1999

5.1 Opinion of Patton Boggs LLP concerning the legality of the securities being registered

10.1 Asset Transfer, Assignment and Assumption Agreement dated April 16, 1996 between the Registrant and Bexy Communications, Inc. (2)

10.2 Form of Purchase And Sale Agreement dated as of July 31, 1997 between the Registrant and a member of PYR Energy, LLC (4)

10.3 Purchase And Sale Agreement effective as of August 6, 1997 between the Registrant and Buddy Young (4)

10.4      1997 Stock Option Plan (3)

10.5 Convertible Note Purchase Agreement dated October 26, 1998 between the Registrant and various investors(6)

23.1      Consent of Patton Boggs LLP (included in Opinion in Exhibit 5.1)

23.2      Consent of Wheeler Wasoff, P.C.

24.1      Power of Attorney (included in Part II of Registration Statement)

----------

(1) Incorporated by reference from the Company's Registration Statement on Form 10-SB filed with the Securities And Exchange Commission ("SEC") on June 18, 1996, File No. 0-20879.

(2) Incorporated by reference from the Company's Amendment No. 1 to Registration Statement on Form 10-SB filed with the SEC on July 3, 1996, File No. 0-20879.

(3) Incorporated by reference from the Company's Preliminary Information Statement filed with the SEC on October 8, 1997.

(4) Incorporated by reference from the Registrant's Registration Statement on Form SB-2 filed with the SEC on October 24, 1997, File No. 333-38665.

(5) Incorporated by reference from the Registrant's Form 10-KSB/A1 for the year ended August 31, 1997.

(6) Incorporated by reference from Exhibit 2 to the Schedule 13D filed by Victory Oil Company and other filing parties on November 5, 1998.

Item 28. Undertakings.

1. The Company hereby undertakes:

     (a) to file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

          (1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (2) to reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in Registration Statement (or the most recent post-effective amendment thereof); and

          (3) to include any additional or changed material information on the plan of distribution.

     (b) That for determining liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof;

     (c) To file a post-effective amendment to remove from registration any of the securities being registered which remain unsold at the end of the offering.

3. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the option of the Securities And Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or a controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or a controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Denver, State of Colorado, on June 21, 1999.

                                         PYR ENERGY CORPORATION



                                         By: /s/ D. Scott Singdahlsen
                                            ------------------------------------
                                            D. Scott Singdahlsen,
                                            Chief Executive Officer

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that the undersigned officers and directors of the Registrant, by virtue of their signatures appearing below to this Registration Statement hereby constitute and appoint D. Scott Singdahlsen or Andrew P. Calerich, and each or either of them, with full power of substitution, as attorney-in-fact in their names, place and stead to execute any and all amendments to this Registration Statement in the capacities set forth opposite their name and hereby ratify all that said attorney-in-fact and each of them or his substitutes may do by virtue hereof.

     In accordance with the requirements of the Securities Act of 1933, the Registration Statement was signed by the following persons in the capacities and on the dates indicated.

      Signatures                      Title                           Date
      ----------                      -----                           ----

/s/ D. Scott Singdahlsen    Chief Executive Officer;              June 21, 1999
-------------------------   President and Chairman Of The Board
D. Scott Singdahlsen

/s/ Keith F. Carney         Director                              June 21, 1999
-------------------------
Keith F. Carney

/s/ Robert B. Suydam        Director                              June 21, 1999
-------------------------
Robert B. Suydam

/s/ S.L. Hutchison          Director                              June 21, 1999
-------------------------
S.L. Hutchison

/s/ Bryce W. Rhodes         Director                              June 21, 1999
-------------------------
Bryce W. Rhodes

/s/ Andrew P. Calerich      Chief Financial Officer               June 21, 1999
-------------------------   and Secretary
Andrew P. Calerich

                                  EXHIBIT INDEX

     The following is a complete list of Exhibits filed as part of this Registration Statement, which Exhibits are incorporated herein.

Number    Description
------    -----------

3.1 Certificate Of Incorporation filed with the Delaware Secretary Of State on March 27, 1996 (1)

3.2 Certificate Of Amendment to the Certificate of Incorporation effective as of November 12, 1997 filed with the Delaware Secretary Of State (5)

3.3       Bylaws (1)

4.1       Specimen Common Stock Certificate (4)

4.2       Specimen Series A Preferred Stock Certificate

4.3 Certificate Of Designation concerning Series A Preferred Stock filed with the Delaware Secretary Of State on April 16, 1999

5.1 Opinion of Patton Boggs LLP concerning the legality of the securities being registered

10.1 Asset Transfer, Assignment and Assumption Agreement dated April 16, 1996 between the Registrant and Bexy Communications, Inc. (2)

10.2 Form of Purchase And Sale Agreement dated as of July 31, 1997 between the Registrant and a member of PYR Energy, LLC (4)

10.3 Purchase And Sale Agreement effective as of August 6, 1997 between the Registrant and Buddy Young (4)

10.4      1997 Stock Option Plan (3)

10.5 Convertible Note Purchase Agreement dated October 26, 1998 between the Registrant and various investors(6)

23.1      Consent of Patton Boggs LLP (included in Opinion in Exhibit 5.1)

23.2      Consent of Wheeler Wasoff, P.C.

24.1      Power of Attorney (included in Part II of Registration Statement)

----------

(1) Incorporated by reference from the Company's Registration Statement on Form 10-SB filed with the Securities And Exchange Commission ("SEC") on June 18, 1996, File No. 0-20879.

(2) Incorporated by reference from the Company's Amendment No. 1 to Registration Statement on Form 10-SB filed with the SEC on July 3, 1996, File No. 0-20879.

(3) Incorporated by reference from the Company's Preliminary Information Statement filed with the SEC on October 8, 1997.

(4) Incorporated by reference from the Registrant's Registration Statement on Form SB-2 filed with the SEC on October 24, 1997, File No. 333-38665.

(5) Incorporated by reference from the Registrant's Form 10-KSB/A1 for the year ended August 31, 1997.

(6) Incorporated by reference from Exhibit 2 to the Schedule 13D filed by Victory Oil Company and other filing parties on November 5, 1998.